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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         COMMISSION FILE NUMBER 0-30746


                              AMENDMENT NUMBER 3 TO
                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                               TBX RESOURCES, INC.
                               -------------------
                 (Name of Small Business Issuer in its charter)


               Texas                                        75-2592165
  -------------------------------                      --------------------
  (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                        Identification No.)


 12300 Ford Road, Suite 194, Dallas, TX                        75234
----------------------------------------               ---------------------
(Address of principal executive offices)                     (Zip Code)


Issuer's telephone number   (972) 243-2610
                          ----------------

Securities to be registered pursuant to Section 12(b) of the Act:
                                Not Applicable.
                                ---------------


Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
                                ----------------
                                (Title of Class)




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                                TABLE OF CONTENTS


DESCRIPTION OF BUSINESS...........................................................................................1

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...........................................................8

DESCRIPTION OF PROPERTIES........................................................................................14

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS....................................................19

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..................................................20

EXECUTIVE COMPENSATION...........................................................................................22

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................22

SECURITIES BEING REGISTERED......................................................................................23

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.........................................................23

LEGAL PROCEEDINGS................................................................................................24

RECENT SALES OF UNREGISTERED SECURITIES..........................................................................25

INDEMNIFICATION OF DIRECTORS AND OFFICERS........................................................................26

FINANCIAL STATEMENTS.............................................................................................26



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                             DESCRIPTION OF BUSINESS

BACKGROUND

         TBX Resources, Inc., was incorporated in the state of Texas in March, 1995, by our president, Mr. Tim Burroughs. Our primary focus has been to acquire producing oil and gas properties with opportunities for future development. Prior to acquiring a property, we analyze the previous production and operating history of the property, as well as the production history and related operating procedures for similar wells producing from the same formations in the general area. By acquiring producing properties which respond positively to improved production practices and enhanced recovery techniques, we have built an inventory of infield development drilling locations.


         As of August 31, 2000, our company had total assets of $3,608,954 of which net oil and gas properties amounted to $2,804,641 or 77.7% of our total assets. Our accumulative losses through August 31, 2000, total ed $3,220,902. Our revenues for our fiscal year ended November 30, 1999 were $377,965 and our net losses for the same period were $742,857. Our ratio of current assets to current liabilities is 2.9:1; our company has no long-term debt. As of August 31, 2000, our shareholders equity was a positive $3,434,774.

         Our company has experienced losses over the past years. However, our management is projecting a decrease in general and administrative expenses, an increase in prices obtained for our oil and gas produced and an increase in our total production, due to more of our wells being brought on-line. Our management believes that, with the projected lower general and administrative expenses, increases in production and higher prices for our production, our company's financial success should improve for the fiscal year ending November 30, 2001. However, this success is dependent upon many factors, some of which are not within our control and there can be no assurance that our actual results will improve.


         Mr. Burroughs' experience in the oil and gas industry began as a financier for an exploration company, where he arranged drilling capital to meet the company's annual drilling budget. As the major oil and gas companies focused their investment capital offshore and overseas, and high quality domestic producing properties became available, Mr. Burroughs developed his strategy for building an oil and gas production company. Over time, Mr. Burroughs cultivated relationships with various oil and gas engineers, geologists and operating personnel with backgrounds in oil and gas fields of eastern Texas and western Louisiana. These relationships resulted in the development of an informal network of consultants and associates who have assisted TBX to locate and qualify properties for acquisition by TBX Resources, perform workover operations on the acquired wells and analyze the daily production operations to maximize the production of the acquired leases.

         As a result of his operating history in East Texas, Mr. Burroughs became acquainted with the oil and gas fields along with the numerous field operators and service companies serving this area. Through these acquaintances with several East Texas field operators in the past, Mr. Burroughs has been made aware of oil and gas acquisition opportunities in east Texas which meet our criteria. Although we have no specific, formal agreements with any operators or service providers to provide us with acquisition opportunities, our familiarity with the area and the persons

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involved in the oil and gas industry in this area establishes us as a company that is interested and capable of purchasing producing properties in this area.

         Our goal is to be a publicly traded, independent oil and gas exploration and production company which can take full advantage of opportunities resulting from the major oil companies' divestiture of domestic oil and gas properties. In particular, most major oil companies are currently more interested in devoting their exploration dollars toward the development of oil and gas fields that are not located in the United States, primarily because of the assumption by the major oil companies that domestic oil and gas properties have been significantly depleted. In addition, due to the extent of the development of domestic oil and gas properties, it is more likely that a significant new discovery in the oil and gas industry would likely be conducted in those areas that have not been so heavily developed, generally being properties that are not contained within the United States. Because major oil companies are more interested in developing their overseas holdings, they often sell their domestic properties at prices that are attractive to independent oil companies, especially since we have significantly lower administrative costs than large oil companies. Due to our lower infrastructure costs, we believe that our costs of owning and operating domestic oil and gas properties are lower than those same costs as experienced by major oil companies.

PREVIOUS JOINT VENTURES

         Since our inception, we have acted as the joint venture manager of 11 Joint Ventures, all of which have been located in east Texas and western Louisiana. We remain the Joint Venture Manager of only one of these joint ventures, the Bethany Field Joint Venture. The remaining joint ventures we developed were essentially "rolled up" into our company in that we exchanged shares of our common stock in return for our joint venture partners' interest in the properties developed by their previous joint ventures.

         Our previous joint ventures were structured relatively similarly. In particular, each joint venture acquired approximately 90% of the working interest, or expense bearing interest, in various producing oil and gas properties, with the joint venture generally entitled to a 75% net revenue interest or interest in production from the joint venture properties. Typically, the joint venture properties had producing oil and gas wells on them at the time the prospects were acquired by the joint venture.

         Generally, our company, acting as the joint venture manager, retained a carried working interest in the joint venture properties, meaning that the joint venture manager paid its share of operating costs and smaller amount of other costs, with the other costs being borne or "carried" by the other joint venture participants. The amount of the carried interest we held in these previous programs varied, but did not exceed 10%. This carried working interest generally entitled us to receive 5% of net revenues from a joint venture property.

         The joint venturers typically entered into turn-key rework agreements with us whereby we agreed to conduct various rework operations on the joint venture wells with the intent of increasing production therefrom. We generally agreed to conduct these reworking operations on a "turn-key" or fixed basis, meaning that we agreed to conduct the activities for a fixed price. If the actual costs

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associated with conducting these activities were in excess of this fixed price, we suffered a loss; if the actual costs incurred were less than the fixed price, we experienced a profit.

         Finally, we generally received a management fee that was approximately 9% of the total amount raised as capitalization for each joint venture for our efforts in managing the joint venture. In addition, we were reimbursed for the organizational costs associated with establishing each joint venture, which costs included legal fees, accounting charges and other similar items.

WELLS HELD BY THE COMPANY

         As more particularly described in the description of properties section, we own or operate 54 wells located in Gregg, Hopkins, Franklin, Panola and Wood Counties, Texas. Of these 54 wells, 8 wells have been designated as injection wells and 3 wells have been designated as water supply wells. Injection wells are wells into which salt water is injected to either assist in causing oil or gas to flow to a particular well that is designated as a production well or to simply dispose of salt water that is often produced along with oil. In addition, 6 wells are currently producing oil. The remaining 37 wells are either currently shut-in, scheduled to be brought back into production or are designated as injection wells. During the next twelve months, we hope to be able to bring some of the wells that are currently shut-in on-line so that the same will begin to produce oil. However, our ability to re-open these wells is dependent upon us obtaining sufficient financing to pay the costs associated with re-opening these wells and operating the same once re-opened.

DEVELOPMENT AND EXPLORATION ACTIVITIES

         Economic factors prevailing in the oil and gas industry change from time to time. The uncertain nature and trend of economic conditions and energy policy in the oil and gas business generally make flexibility of operating policies important in achieving desired profitability. We intend to evaluate continuously all conditions affecting our potential activities and to react to those conditions as we deem appropriate from time to time by engaging in businesses most profitable for us.

         Recently, economic factors have influenced major integrated oil and gas companies to consolidate and restructure. In particular, most major oil and gas companies believe that the best way to maximize profitability in the exploration and production area of the oil and gas industry is to focus on non-domestic oil and gas properties due to the perceived higher costs associated with bringing a barrel of domestic oil and gas equivalent to the market, as compared to foreign oil and gas properties. Because foreign oil and gas properties, although having the potential for huge returns, require large amounts of money for development, several major oil and gas companies have found that they must consolidate with other oil and gas companies to have the resources available to be able to afford the costs associated with foreign exploration. In addition, by selling their domestic production, major oil and gas companies generate cash which can be used for their foreign operation. If such activities continue, our management believes that we may have opportunities to acquire domestic producing properties with developmental drilling potential. This is because we do not have the numerous employees and equipment that major oil and gas companies have, together with the related expense. In other words, we think the revenue generated from domestic oil and gas properties that we either currently own or can acquire will be sufficient to pay our expenses, as well as generate a profit for our shareholders. However,

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potential investors should note that our company has experienced significant losses in the past and there can be no assurance that the company will ever achieve profitability. Any such opportunity will be evaluated for feasibility at the time based upon such factors as future development potential of the producing property, the proximity of property to our existing operations, market prices for oil and gas, current and proposed drilling activities on existing TBX Resources prospects and our financial position.

         In addition, in order to finance future development and exploration activities, we will consider sponsoring public or private partnerships depending upon the number, size and economic feasibility of our generated prospects, the level of participation of our industry partners and various other factors. However, potential investors should note that we currently do not have in place any definite financing opportunities and there can be no assurance that we will be able to enter into such financing arrangements or that if we are able to enter into such arrangements, we will be able to achieve any profitability as a result of our operations.

SEASONAL NATURE OF BUSINESS

         Oil and gas prices are subject to seasonal fluctuations that are beyond our ability to control. Historically, the demand for natural gas decreases during the summer months and increases during the winter months. Recently, mild winters have lessened the fluctuation. Pipelines and other entities have begun to more effectively utilize storage capacity by purchasing some of the winter load in the summer at reduced prices, further reducing seasonal fluctuations in gas prices.

BUSINESS RISKS

         TBX Resources is subject to all of the risks normally associated with the exploration for and production of oil and gas, including uncontrollable flows of oil, gas or well fluids into the atmosphere, pollution, and fires, each of which could result in damage to or destruction of oil and gas wells, producing formations, or production facilities or damage to persons and other property. As is common in the industry, we do not fully insure against all these risks either because insurance is not available or because we elect not to insure due to prohibitive premium costs. The occurrence of an event affecting TBX Resources could have a material adverse effect on the financial position and results of our operations. Matt Davis supervises our land department and is responsible for making the applicable filings with the Texas Railroad Commission and other regulatory agencies having control over our operations.

         Our exploration activities carry risks that the value of the related acreage may be decreased by adverse geological studies, unfavorable drilling results on nearby acreage, or lease expirations. In addition, drilling carries a significant risk that no commercial oil or gas production will be obtained and the investment will not be recovered. We prefer to re-complete or rework producing properties to minimize this risk. The ultimate cost of drilling, completing, and operating wells is often uncertain. Moreover, drilling operations may be curtailed or delayed, with the likelihood of increased costs, as a result of, among other factors, title problems, wellhead prices, weather conditions, and geologic uncertainty.

         During the period from November 1995 through March 1998, we experienced extraordinary losses because of the fraudulent activities of one of our former employees. Specifically, in March

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of 1998 we discovered that a trusted employee of TBX Resources, Inc., Mr.
Patrick Eskew, had been, among other things, misdirecting funds intended for the maintenance and workover of wells to his own personal accounts. Mr. Eskew's illegal activities (between November 1995 and March 1998) caused invoices for routine maintenance of field equipment, ie: pumps, tubing, tanks, flow lines, etc. to go unpaid. The unpaid expenses accrued to such a point that companies with which we had formerly held good standing began to refuse work requests. The inability to contract service for the maintenance of producing wells caused many of our wells to fail mechanically which resulted in pronounced declines of oil sales and revenues. The expenses and penalties which accrued through the beginning of 1998 were paid incrementally during fiscal years 1998 and 1999. Mr. Eskew has since been formally indicted and has plead guilty to crimes pertaining to his activities. Over a two and one-half year period, Mr. Eskew's activities caused us to lose approximately $117,000.00. When spread over the two and one-half year period during which these activities occurred, losses associated with Mr. Eskew's activities never represented more than 1% of the total losses experienced by our company, had no effect on our earnings per share and had only a minuscule effect on our current losses.

         The discovery of Mr. Eskew's activities was a surprise to our management. We believe that the reason we didn't catch Mr. Eskew any earlier was our trust in our employees. Specifically, at the time Mr. Eskew was hired, we were an extremely small company with only 2-3 employees. We expected all of our employees to have the same devotion to our company, and never expected anyone to steal from us. Because we had so few employees, we had very little supervision, again trusting on the integrity of the persons we hired. As the company began to grow and generate more revenues, Mr. Eskew's activities increased in size. Only after he increased the magnitude of the sums he was stealing were we able to discover Mr. Eskew's theft.

         On an ongoing basis, we have implemented several steps to hopefully prevent any employee from stealing in the future. In particular, our accounting records are reviewed monthly by both our CPA and directly by our president. A new accounting computer program has been installed and has been operational since December, 1999, that allows for quick verification of payable balances as well as deposits. Finally, we require that three individuals sign off on our accounting records each month: the president, secretary/treasurer, and the independent CPA for our company. We think that these steps should be sufficient to prevent activities such as Mr. Eskew's in the future.

EMPLOYEES AND CONSULTANTS

         TBX Resources has two (2) full-time employees. Tim Burroughs, our president, supervises all of the day-to-day operations of the company. Christine Coley is our secretary/treasurer and oversees all phases of accounting, purchasing, customer service, scheduling, compliance and day-to-day office operations.

         Matt Davis serves as consultant to our company and assists us by maintaining our land department and by insuring that all necessary filings are made with the Texas Railroad Commission and other regulatory agencies having jurisdiction over our operations.

         Gulftex Operating, Inc., is the operator for Texas Railroad Commission purposes of all of our wells. Our president, Tim Burroughs, owns all of the common stock of Gulftex Operating, Inc.

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In the past, no compensation was paid to Gulftex Operating, Inc. or Tim
Burroughs for the ownership of Gulftex Operating, Inc. or for the management activities conducted by Gulftex Operating, Inc. However, we have now begun to pay Gulftex Operating, Inc., $800.00 per month for the activities conducted by Gulftex Operating, Inc., in operating our wells. It should be noted that Gulftex Operating, Inc., is the operator of record, for Texas Railroad Commission purposes, of our wells; we have designated Gulftex Operating, Inc., as the operator of record to protect our company from liability to third persons who may injure themselves on our wells or any other instances in which we may have liability associated with our wells. Although we do not anticipate terminating our relationship with Gulftex, if we did terminate the relationship, or if Gulftex chose to discontinue providing services to us, through the experience of TBX Resource's management, we are confident that other, comparable operations supervisors could be found on a basis that is similar to that currently experienced by us. In particular, because Gulftex Operating, Inc., is primarily only serving as the operator of record for Texas Railroad purposes, Gulftex Operating, Inc., does not perform significant services for us. Because of this, we are confident that we could locate another company with a license with the Texas Railroad Commission who would be willing to serve as operator of record for our wells for the $800.00 per month currently being paid to Gulftex Operating, Inc.

         We will also from time to time rely on the services of independent landmen, geologists and reservoir and drilling engineers and other technical consultants as needed.

         We maintain our corporate offices at 12300 Ford Road, Suite 194, Dallas, Texas, and pay a monthly rental of approximately $2,100.00 per month. Our lease originally terminated on April 30, 1996, but in January, 2000, we entered into an agreement by which our lease was extended until July 31, 2000. In July, 2000, we began negotiations with our landlord, the result of which was that in September, 2000, we entered into a new lease that terminates in September, 2001. We currently have no plans to move our offices. Although we currently do not have any plans to terminate our lease, because of the small amount of space required for our offices, together with the abundance of office space available in the Dallas/Ft. Worth metroplex, we do not anticipate any problems in obtaining suitable office space if our lease were terminated.

COMPETITION

         Our competitors include major oil companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of our larger competitors possess and employ financial and personnel resources substantially greater than those available to us. Such companies are able to pay more for oil and gas properties and to define, evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

OIL AND GAS MARKETING

         The availability of a ready market for oil and gas produced from properties now owned or hereafter acquired by us and the prices for such production are dependent upon numerous factors, many of which are beyond our control. These factors include, among other things, the level of

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domestic production, the availability of imported oil and gas, actions taken by foreign oil and gas producing nations, the availability of pipelines with adequate capacity and other transportation facilities, the availability and marketing of other competitive fuels, fluctuating demand for oil, gas and refined products, and the extent of government regulation and taxation (under both present and future legislation) of the production, refining, transportation, pricing, use and allocation of oil, natural gas, refined products, and substitute fuels. In view of the many uncertainties affecting the supply and demand for crude oil, natural gas, and refined petroleum products, we cannot predict the prices or marketability of our oil and gas production.

         Our oil production is sold at or near our wells under short-term purchase contracts at prevailing prices in accordance with arrangements which are customary in the oil industry. We currently do not have any gas production, but when we do, we expect substantially all of our gas production to be sold on the spot market and not, therefore, subject to long term contracts. Although this may prevent us from being required to dispose of our production at low rates, there can be no assurance that purchasers will be willing to continue to purchase our natural gas on the spot market.

REGULATION

         The following discussion of regulation of the oil and gas industry is necessarily brief, and is not intended to constitute a complete discussion of the various statutes, rules, regulations or governmental orders to which our operations may be subject.

         The production of oil and gas is subject to extensive federal, state and city laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates of production, prevention of waste and pollution and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas production to below economic levels. Although the particular regulations applicable in each state in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair share of available oil and gas reserves. However, since these regulations generally apply to all oil and gas producers, our management believes that these regulations should not put us at a material disadvantage to other oil and gas producers.

         While not always the case, sales of crude oil, condensate, and natural gas liquids by TBX Resources presently can be made at uncontrolled market prices. While there are currently no federal price controls on crude oil condensate or natural gas liquids, there can be no assurance that Congress will not reenact controls at a future time.

         The exploration, development, production and processing of oil and gas are subject to various federal and state laws and regulations designed to protect the environment. Compliance with these regulations is part of our day-to-day operating procedures. Infrequently, accidental discharge of such materials as oil, natural gas or drilling fluids can and does occur. Such accidents can require material expenditures to correct. We maintain levels of insurance customary in the

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industry to limit our financial exposure. We are unaware of any material capital expenditures required for environmental control.

         The trend in environmental regulation has been to place more restrictions and limitations on activities that impact the environment, such as emissions off pollutants, general disposal of wastes, and the use and handling of chemical substances. Increasingly, strict environmental restrictions and limitations have resulted in higher operating costs for us and other similar businesses throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase.

         State initiatives to regulate further the disposal of oil and gas wastes could have a similar impact on us. In addition, we are subject to laws and regulations concerning occupational health and safety. It is not anticipated that TBX Resources will be required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental or occupation health and safety laws and regulations, but insomuch as such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance with these laws.

         We do not believe that our environmental risks are materially different from those of comparable gas and oil companies operating in similar geographic areas.

         Nevertheless, no assurance can be given that environmental laws will not, in the future, result in a curtailment of production or material increases in the cost of production, development or exploration or otherwise adversely affect our operations and financial condition. Although we maintain liability insurance coverage against certain liabilities from pollution, such environmental risks generally are not fully insurable.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

DESCRIPTION OF PROPERTIES

         Our properties, including the production costs associated therewith, are described in detail in the description of properties section that follows, to which section your attention is directed. Generally, we own leasehold rights in six oil and gas fields located in Gregg, Hopkins, Franklin, Panola and Wood Counties, Texas, which are located in East Texas. These six fields are referred to as the East Texas, Mitchell, Talco, Manziel, Quitman and Bethany Fields. Because the Mitchell Creek and Talco Fields and the Manziel and Quitman Fields are located in the immediate vicinity of each other, the geologic information we have for these four fields are combined into the Manziel and Quitman Fields and the Mitchell Creek and Talco Fields discussion. As of August, 2000, we owned or operated an interest in 54 wells, 6 of which were producing, 8 of which were designated as injection wells and 3 were designated as water supply wells with our remaining 37 wells either shut-in or being reworked to re-establish production.

         This Registration Statement contains language that either is or could be construed to be a projection. All of these statements have been prepared by us, have not been reviewed by any independent third parties and are subject to fluctuation due to numerous factors. While we think these projections are valid and that the bases on which such projections have been prepared are

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reasonable, each person reviewing the same should note that because the projections have been prepared by us and have not been verified by an independent source, undue certainty to these projections should not be given. In addition, given the inherently speculative nature of projections, there can be no guarantee that any of the projections will prove to be accurate.


RESULTS OF OPERATIONS IN 1999 VS. 1998

         We incurred a net loss of $742,857 for the fiscal year ended November 30, 1999 as compared to a net loss of $861,825 for fiscal year ended November 30, 1998. This decrease in the loss of $118,968 is discussed below.

         REVENUES: We generate revenues from producing oil and gas properties and managing an oil and gas joint venture development program. Our oil sales decreased $31,284 from $74,279 for the twelve months ended November 30, 1998 to $42,995 for the twelve months ended November 30, 1999. The decrease is attributable to the fact that continuing depressed oil prices caused us to shut-in the majority of our wells in 1998. We undertook this measure to preserve the commercial viability of our wells and reduce operating costs.

         Joint venture income increased $198,166 in the most recent fiscal year from $37,714 in fiscal year ended November 30, 1998 to $235,880 in the fiscal year ended November 30, 1999. In May 1999 we sponsored the formation of a joint venture for the purpose of conducting oil and gas development and production activities on approximately 229 acres in Panola County, Texas. We serve as General Manager for the joint venture and, as such, have full and exclusive discretion in the management and control of the venture. We have a 1% working interest and a 9% carried interest until the development work to be conducted by this joint venture is complete. Thereafter, joint venture expenses are allocated 90% to the joint venture partners and 10% to us. Net revenues from this venture's oil and gas properties are allocated 95% to the joint venture partners and 5% to us. The program was undertaken on a fixed cost, or turnkey basis (meaning that the risk of cost overruns is absorbed by us; likewise, any cost savings will inure to our benefit). Accordingly, all monies raised are recorded as joint venture income and all expenses to acquire, rework and operate this joint venture's wells are charged to joint venture costs and expenses. We expect to make a profit on the turnkey portion of the venture but there can be no assurance this profit will be attained. We did not sponsor joint venture development programs in 1998. The Joint venture income in the amount of $37,714 reflected in our financial statements for 1998 relates to several partners who entered programs we conducted in 1997 late so that this income was entered on our books in 1998.

         The November 30, 1999 other income entry in our financial statements of $99,090 is an increase of approximately $99,000 over the same twelve months in the previous fiscal year. The increase primarily consists of the settlement of a claim in the amount of $75,000 against a financial institution. The claim arose as a result of the fact that the financial institution from whom we received the $75,000 settlement bank had accepted and wrongfully honored checks forged by a former employee that was uncovered in 1998. Because the unrecovered losses caused by this employee's illegal acts represented less than 5% of our revenue for the fiscal year ended November 30, 1998, the losses sustained as a result of the forgeries were not material to the results of our operations for the fiscal year ended November 30, 1998.


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         EXPENSES: Lease operating expenses and taxes for the twelve months ended November 30, 1999 were $204,531 as compared to $258,049 for the twelve months ended November 30, 1998. The decrease of $53,518 is attributable to the decrease in lease operating expenses resulting from the sale of 12 wells and the shut-in of producing wells for entire fiscal year. We disposed of 12 wells in June, 1999. Our management was of the opinion that the costs of re-working, developing and producing these wells would far exceed the potential revenues from the wells. Also, by keeping these wells, we would have been required to pay substantial plugging expenses. To avoid a future drain on our working capital resources, we elected to transfer all of our interest in these wells to a third party for nominal consideration. The net book value of these wells at the time of the conveyance was $112,739, which was charged to current earnings.

         As discussed above, in May 1999, we sponsored the formation of a joint venture for the purpose of conducting oil and gas development and production activities on approximately 229 acres in Panola County, Texas. The increase in joint venture expenses of $57,840 from the previous fiscal year is the result of expenses paid or accrued for the joint venture. We did not sponsor joint venture development programs during the fiscal year ended November 30, 1998.

         Selling, general and administrative expenses decreased $247,352 to $651,723 for the twelve months ended November 30, 1999. The decrease is attributable to reduction of the costs associated with the conversion of previous joint venture partners to stockholders of the Company, such costs including, legal, engineering and other professional fees.

         We assigned our interest in the Pine Mills Field located in East Texas in April of 1999 for settlement of a dispute in a civil action. The net book value of this field of approximately $75,000 was reported as a one-time charge to current earnings.

         Depreciation, depletion and amortization increased $4,943 to $18,989 for the year ended November 30, 1999. Because depreciation, depletion and amortization on oil and gas wells are calculated on the units of production method, this increase was primarily a result of wells being brought back on in late 1999, with the resulting increase in production. On a historical basis, the charges made to depreciation, depletion and amortization are relatively low for both 1998 and 1999 since the majority of our wells were shut-in.

         INCOME TAX BENEFIT: We recorded an income tax benefit of $197,259 for the fiscal year ended November 30, 1998. Our cumulative benefit as of November 30, 1999 was $235,742, after giving affect to a valuation reserve of $75,000. Based on the most recent independent engineering report for our wells (prepared by Harold Neff & Associates, Inc.), Management expects to realize sufficient profits from our operations to utilize the income tax benefits recorded to date. No income tax benefit was recorded for the fiscal year ended November 30, 1999. As a result of depressed oil prices, Management elected to not record additional income tax benefits for the current fiscal year.

         LIQUIDITY AND CAPITAL RESOURCES: We have funded our operations through cash generated from the sale of our common stock. Our cash used for operating activities totaled $609,653 and $1,191,642 for the twelve months ended November 30, 1999 and November 30, 1998, respectively. We used approximately $160,490 for capital investments related to development of oil and gas properties during the twelve months ended November 30, 1998. Capital investments for the twelve months ended November 30, 1999 were primarily for the purchase of a 20% equity interest and options in Southern Oil & Gas Company for $300,000. Cash provided by the sale of common stock totaled $794,758 and $1,481,701 for the twelve months ended November 30, 1999 and November 30, 1998, respectively.

         We expect the principal source of funds in the near future will be from the sale of our common stock. We expect that the principal use of funds in the foreseeable future will be for reworking and developing existing oil and gas properties.

RESULTS OF OPERATIONS FOR THE NINE MONTHS
ENDED AUGUST 31, 2000 VS AUGUST 31, 1999


         REVENUE: During the nine months ended August 31, 2000, the Company generated approximately $29,876 in revenue from oil and gas sales as compared to $37,034 for the nine months ended August 31, 1999. The $7,158 decrease was primarily due to reduced oil sales. Joint venture income for the nine months ended August 31, 2000 was $180,473 as compared to $82,202 for the same period last year. The increase of $98,271 in joint venture partnership income resulted from the Company's increased development activities in the current year. Other income for the nine months ended August 31, 2000 was $17,502 as compared to $22,677 for the same period last year. The decrease of $5,175 was attributable to reduced fee income of $14,325 offset by higher interest on the Company's money market accounts.

         EXPENSES: Lease operating and taxes decreased $47,227 from $152,397 for the nine months ended August 31, 1999 to $105,170 for the nine months ended August 31, 2000. The decrease is primarily the result of the shut-in of producing wells and the disposal of 12 wells. Joint venture costs and expenses were approximately $180,473 as compared to $14,889 for the same period last year. The increase of $165,584 resulted from the Company's increased joint venture development activities in the current year. Selling, general and administrative expenses increased approximately $417,617 from $512,784 for the nine months ended August 31, 1999 to $930,401 for the nine months ended August 31, 2000. The increase is primarily due to higher salaries and employee related costs, and consulting fees offset by reduced legal and accounting fees. Geological and engineering fees of $101,857 for the nine months ended August 31, 2000 relate to reserve studies for a proposed acquisition. The acquisition was not consummated and the fees were charged to current operations. For the nine months ended August 31, 1999, the Company recorded a loss of $187,739 on the sale of oil and gas properties and the settlement of litigation. The net book value of the wells sold was $112,739. The Company assigned its interest in the Pine Mills Field located in East Texas for the settlement of a dispute in a civil action. The net book value of $75,000 was charged to earnings. For the nine months ended August 31, 2000, the Company recorded a loss of $100,000 on the lapse of its option to purchase additional shares of Southern Oil & Gas Company, Inc. Depreciation, depletion and amortization increased $24,689 from $15,311 for the nine months ended August 31,1999 to $40,000 for the nine months ended August 31, 2000. The increase is due to a change in estimate.


         PROVISION FOR INCOME TAXES: During the nine months ended August 31, 2000, the Company reversed tax benefits totaling $235,742 that corresponds to the losses sustained in prior years. No tax benefits were recorded for the nine months ended August 31, 1999.

         NET LOSS: The Company's net loss increased approximately $723,585 from $741,207 for the nine months ended August 31, 1999 to $1,464,792 for the nine months ended August 31, 2000. The increase in the loss is primarily attributable to increased general and administrative expenses, geological and engineering fees, the write-off of Southern Oil & Gas Co. options and the reversal of the Company's previous income tax benefits.

         Effective December 1, 1999, our president, Mr. Tim Burroughs received stock options good for five years from the date of issuance to purchase up to 500,000 shares of the Company's common stock a year at a price which shall not be greater than 50% of the average bid price for the shares during the previous year. The fair value of the options will be recorded as compensation expense when a reasonable estimate of such costs are available or the amount Mr. Burroughs has to pay is known. Based on the formula for calculating the purchase price, material charges to compensation expense may be recorded in future years.

         LIQUIDITY AND CAPITAL RESOURCES: At August 31, 2000, the Company had approximately $489,448 in cash and money market accounts and $417,448 in working capital. At November 30, 1999 cash and working capital were approximately $3,174 and $93,617, respectively.

         The Company has funded its operations through cash generated from the sale of its common stock. The Company's cash used for operating activities totaled $822,776 and $625,582 for the nine months ended August 31, 2000 and August 31, 1999, respectively. The Company's capital investments totaled $198,626 and $284,794 for the nine months ended August 31, 2000 and August 31, 1999, respectively. Cash provided by the sale of common stock totaled $1,474,649 during the nine months ended August 31, 2000 while cash provided by the sale of common stock totaled $794,758 for the nine months ended August 31, 1999.

         The Company expects that the principal source of funds in the near future will be from the sale of its common stock. The Company expects that the principal use of funds in the foreseeable future will be for developing existing oil and gas properties and the acquisition of new properties.

CASH FLOWS OF THE COMPANY

         The main source of cash flow we anticipate receiving in the succeeding twelve months will come from production revenues. We are in the process of bringing more of our wells that have been shut-in on-line and in developing the Bethany Field. This increased number of wells producing, together with the increase in oil prices experienced as compared to twelve months ago, should enable us to absorb well-related costs and general administrative expenses and hopefully improve our financial situation, especially as compared to that period in which many of our wells were shut in. However, these projections and expectations of ours are subject to fluctuation due to numerous factors. While we think our projections are valid and that the bases on which such projections have been prepared are reasonable, anyone reviewing these should note that because we have prepared them and the projections have not been verified by an independent source, undue certainty to any projections in this registration statement should not be given. In addition, given the inherently speculative nature of projections, there can be no guarantee that any of our projections will prove to be accurate. We are available to answer questions that may be raised by these projections to facilitate anyone's understanding of the bases for and limitations of our projections.

         In the past, we have sponsored joint ventures that have generated revenue to us from management fees, turn-key contract fees and revenue from production from wells to be generated by such joint ventures. Although we currently do not have any specific plans to develop any new joint ventures, if presented with the appropriate opportunities, we will enter into joint ventures and hopefully generate revenue for us. However there can be no assurance that we will be able to locate prospects that are appropriate for our development.

         In the past, we have also generated cash from the sale of our common stock. Although we currently do not have any plans to sell additional amounts of our common stock, if we were capable of doing so, additional revenues would be generated. However, because we have no financing arrangements in place nor any current plans to sell additional stock, an investor should not expect us to generate significant sums from the sale of common stock.

PLAN OF OPERATION FOR THE FUTURE

         For the fiscal year ended November 30, 1998, we had $112,086.00 in revenues, of which $74,279.00 was oil and gas sales, $37,714.00 was joint venture income, and $93.00 was other income. In addition, during the same period, we had total expenses of $1,171,170.00, comprised of $258,049.00 in lease operating and taxes, $899,075.00 in selling, general and administrative expenses, and $14,046.00 in depreciation, depletion and amortization. Our net loss for November 30, 1998, totaled $861,825.00.

         For the fiscal year ended November 30, 1999, we had total revenues of $377,965.00, comprised of $42,995.00 from oil and gas sales, $235,880.00 in joint venture income, and $99,090.00 in other income. During this same period, we had expense of $1,120,822.00, comprised of $204,531.00 in lease operating and taxes, $57,840.00 in joint venture costs and expenses, $651,723.00 in selling, general and administrative expenses, $187,739.00 on the loss on the sale of oil and gas properties and settlement of litigation and $18,989.00 in depreciation, depletion and amortization. The result for the fiscal year ended November 30, 1999, was a net loss of $742,857.00.

         We currently expect to generate sufficient revenues from the sale of our production to pay all costs associated with our company for at least the following twelve months. We think that this sufficient revenue will come from two sources: increased prices for oil production and increased number of wells brought on-line. Specifically, over the past twelve months, the price paid for oil production in the area in which our wells are located has more than doubled. This increase in oil price has meant that more of our wells are capable of commercial production such that those wells that have been shut in may be reopened and production commenced therefrom, thus additionally increasing our revenues. However, our existing plan is subject to alterations based on opportunities that may present themselves. These plans may involve selling additional shares of our common stock.

         We may purchase new oil and gas properties or additional equipment to operate same. Any such additional purchases will be done on an "as needed" basis and will only be done in those instances in which we believe such additional expenditures will increase our profitability. However, at present, we have no definite plans to acquire any specific oil and gas properties or additional equipment and we have no firm commitments by any financial institution to provide any funds necessary to procure the same. As a result, our ability to acquire additional properties or equipment is strictly contingent upon our ability to locate adequate financing to pay for these additional properties or equipment. There can be no assurance that we will be able to obtain the opportunity to buy properties or equipment that are suitable for our investment or that we may be able to obtain financing to pay for the costs of these additional properties or equipment at terms that are acceptable to us. Additionally, if economic conditions justify the same, we may hire additional employees although we do not currently have any definite plans to make additional hires.

         The oil and gas industry is subject to various trends. In particular, at times crude oil prices increase in the summer, during the heavy travel months, and are relatively less expensive in the winter. Of course, the prices obtained for crude oil are dependent upon numerous other factors, including the availability of other sources of crude oil, interest rates, and the overall health of the economy. We are not aware of any specific trends that are unusual to our company, as compared to the rest of the oil and gas industry.

         We do not currently have any material commitments for capital expenditures of which we are aware. However, if we decide to purchase additional oil and gas properties, the funds we would need to acquire such properties could be material. However, we will not acquire properties without obtaining, in advance, suitable financing to fund the purchase of such properties. In general, although conditions have improved over the past six months, many financial institutions are reluctant to loan amounts to oil and gas companies, primarily based upon the significant downturn with the past twenty four months of the price of oil. As a general rule, as the price of oil increases, the ability to obtain financing for projects in the oil and gas industry increases. However, because of the cycles experienced in the oil and gas industry, there can be no assurance that the company will be able to obtain financing for projects it wishes to pursue, regardless of the economic viability we envision for the project, if institutional funds are not available. We currently do not have any firm commitments by anyone to loan or otherwise make available to us funds necessary to conduct our operations.

                            DESCRIPTION OF PROPERTIES

         GENERAL: The following is various information concerning production from our oil and gas wells, and our productive wells and acreage and undeveloped acreage. Our oil and gas properties are located within the northern part of the prolific east Texas salt basin. The earliest exploration in this area dates back to the early 1920s and 1930s, when frontier oil producers were exploring areas adjacent to the famous "east Texas field" located near the town of Kilgore, Texas. We have leasehold rights in three oil and gas fields located in Gregg, Hopkins, Franklin, Panola, and Wood Counties, Texas.

         RESERVES REPORTED TO OTHER AGENCIES. We are not required and do not file any estimates of total, proved net oil or gas reserves with reports to any federal authority or agency.

         PROPERTIES. The following is a breakdown of our properties:


          Name of Field              Gross Producing Well Count              Net Producing Well Count
          -------------              --------------------------              ------------------------
East Texas Field                                0                                        0
Mitchell Creek & Talco Field(1)                 4                                      3.9
Manziel & Quitman Field                         4                                        4
Bethany Field                                   0                                        0

         (1) Although these wells are classified as producing wells, since they have only recently been brought back to on-line status and are currently undergoing testing, we do not have sufficient information to record the current production from these wells.


         The following information pertains to our properties as of August 31, 2000:

                                                 Proved         Proved                             Percentage of
              Proved       Proved                Developed      Developed     Current              Reserves in Field
              Reserves:    Reserves:             Reserves:      Reserves:     Production:          to Total Reserves
Name of       Oil          Gas                   Oil            Gas           Oil                  Held by the
Field         (bbls)       (mcf)                 (bbls)         (mcf)         (bbls)(1)            Company
-------       ---------    ---------             ---------      ---------     ------------         -----------------

East          14,093       0                     14,093         0              0                    oil          5.0
Texas                                                                                               gas            0
Field

Mitchell      113,690      0                     113,690        0              0                    oil         40.1
Creek &                                                                                             gas            0
Talco Field

Manziel &     155,932      0                     155,932        0              148                  oil         54.9
Quitman                                                                                             gas            0
Field

Bethany       0            1,455,915             0              0              0                    oil            0
Field                                                                                               gas          100

(1) The current production figure specified above is for the production for the month of August, 2000.

         PRODUCTION. The following tables set forth for the years indicated by the geographic areas indicated the average sales price, including transfers, per unit of oil produced and of gas produced and the average production costs per unit of production.


1997:


                                    Average           Average                            Average           Average
                  Cumulative        Sales Price       Production        Cumulative       Sales Price       Production
                  Annual            Per Unit          Cost Per Unit     Annual           Per Unit          Cost Per Unit
Geographic        Production of     (barrel) of Oil   (barrel) of Oil   Production of    (mcf) of Gas      (mcf) of Gas
Area              Oil (barrels)     Produced          Produced          Gas (mcf)        Produced          Produced
----------        -------------     ---------------   ---------------   -------------    -------------     -------------
East Texas        23,567            $18.50            $5.86             N/A              N/A               N/A
Field

When the above amounts are computed for all of the properties we own, on a weighted average basis, the average sales price per barrel of oil for our oil wells for 1997 equaled $18.50 per barrel of oil. In addition, the average production costs (lifting costs) per equivalent barrel in 1997 was $5.86, again computed by taking into account weighted averages of the above numbers.


1998:

                                    Average           Average                            Average           Average
                  Cumulative        Sales Price       Production        Cumulative       Sales Price       Production
                  Annual            Per Unit          Cost Per Unit     Annual           Per Unit          Cost Per Unit
Geographic        Production of     (barrel) of Oil   (barrel) of Oil   Production of    (mcf) of Gas      (mcf) of Gas
Area              Oil (barrels)     Produced          Produced          Gas (mcf)        Produced          Produced
----------        -------------     ---------------   ---------------   -------------    -------------     -------------
East Texas        7,758             $11.90            $13.31            N/A              N/A               N/A
Field

When the above amounts are computed for all of our properties, on a weighted average basis, the average sales price per barrel of oil for our oil wells for 1998 equaled $11.90 per barrel of oil. In addition, the average production costs (lifting costs) per equivalent barrel in 1998 was $13.31, again computed by taking into account weighted averages of the above numbers.


1999:


                                    Average           Average                            Average           Average
                  Cumulative        Sales Price       Production        Cumulative       Sales Price       Production
                  Annual            Per Unit          Cost Per Unit     Annual           Per Unit          Cost Per Unit
Geographic        Production of     (barrel) of Oil   (barrel) of Oil   Production of    (mcf) of Gas      (mcf) of Gas
Area              Oil (barrels)     Produced          Produced          Gas (mcf)        Produced          Produced
----------        -------------     ---------------   ---------------   -------------    -------------     -------------
East Texas        2,536             $17.40            $12.09            N/A              N/A               N/A
Field

When the above amounts are computed for all of our properties, on a weighted average basis, the average sales price per barrel of oil for our oil wells for 1999 equaled $17.40 per barrel of oil. In addition, the average production costs (lifting costs) per equivalent barrel in 1999 was $12.09, again computed by taking into account weighted averages of the above numbers.

Notes:

1. In fiscal year 1997, the interest in properties were owned by several Joint Ventures which TBX Resources, Inc. managed. All production costs (also referred to as lease operating expenses or LOE) were paid through the individual Joint Ventures. TBX Resources, Inc. received a percentage of the net (after LOE) revenue from each Joint Venture managed in return for TBX's services. All Joint Ventures were closed in the beginning of fiscal year 1998, partners in the Joint Ventures were issued restricted stock in TBX Resources and the interests held by the Joint Ventures were rolled up into TBX Resources, Inc. directly.

2. Average Production Cost per Unit of Oil Produced was calculated by dividing the total lifting costs (pumper fees, utility costs and material costs) for all properties by the total barrels of oil produced during the corresponding time period. Our average production cost per unit increased from $5.86 in 1997 to $13.31 in 1998. The primary reason this average production cost per unit increased was that as oil prices dropped precipitously in 1998, we significantly curtailed our production, choosing to preserve our prime assets at a time when we thought the prices we would obtain from our production were at a historically low level. In general, we only produced a sufficient amount from most of our wells to allow us to perpetuate our oil and gas leases. Because several lifting costs, such as electricity and pumper fees, have a minimum amount that must be charged each month, as we shut-in wells and had fewer producing wells, our average production cost per unit produced increased. In addition, our electrical charges were higher than normal in proportion to our production rates because of our sporadic use of electricity. As seen in the above tables, our average production cost per unit decreased slightly in 1999, as compared to 1998. We are hopeful that this decrease in average production cost per unit will continue, as we bring additional wells on-line, thus enjoying economies of scale.

PRODUCTIVE WELLS AND ACREAGE


                                           Net                                 Net            Total Gross           Net
   Geographic        Total Gross        Productive        Total Gross       Productive         Developed         Developed
      Area            Oil Wells         Oil Wells          Gas Wells         Gas Wells           Acres             Acres
   ----------        -----------        ----------        -----------       ----------        -----------        ---------
   East Texas
   Salt Basin             42             41.83865              1                1(1)            3,507.2           3,502.34
   ----------        -----------        ----------        -----------       ----------        -----------        ---------


(1) We have drilled a gas well that appears to be capable of production after all completion efforts have been finished. However, as of August 31, 2000, no production of gas from this well had been obtained.

         In addition to our ownership in the above described wells, we own 20% of the common stock of Southern Oil & Gas Company ("Southern"). Southern is an oil and gas company that owns interests in approximately 435 wells, primarily in north east Louisiana, which wells produce on average approximately 3,500 barrels of oil each month. When we originally entered into this agreement with Southern, we also entered into an operations and management contract (the "Operations Contract") providing that we were to be paid those profits of Southern that exceeded $40,000 each month. Because the amounts we have been paid under the Operations Contract have not been at the levels we anticipated, we have decided not to increase our ownership interest in Southern.

Notes:

1. Total Gross Oil Wells were calculated by subtracting 8 wells designated as Injection Wells, 3 wells designated as water supply wells and 15 wells either sold or plugged and abandoned from the 69 wells owned and/or operated by TBX Resources, Inc. as of November 30, 1999.

2. Net Productive Oil Wells were calculated by multiplying the working interest held by TBX Resources, Inc. in each of the 43 Gross Oil Wells and adding the resulting products.

3. Total Gross Developed Acres is equal to the total surface acres of the properties in which TBX Resources, Inc. holds an Interest.

4. Net Developed Acres is equal to the Total Gross Developed Acres multiplied by the percentage of the total working interest held by TBX Resources, Inc. in the respective properties.

5. All acreage in which we hold a working interest as of November 30, 1999 had existing wells located thereon; thus all acreage leased by TBX Resources, Inc. may be accurately classified as developed.


            Geographic Area                            Gross Acres                              Net Acres
            ---------------                            -----------                              ---------
         East Texas Salt Basin                           3,507.2                                3,502.34


Notes:

1. Acreage that has existing wells and may be classified as developed may also have additional development potential based on the number of producible zones beneath the surface acreage.

2. A more comprehensive study of all properties currently leased by us would be required to determine precise developmental potential. Currently, only the 2,336 acres which make up the NE Bethany Waterflood Unit #3 and its associated leases have been studied in enough depth to have determined a developmental program which will be implemented over the entirety of the acreage.

DELIVERY COMMITMENTS

         In October, 1996, TexEast Operating Company, Inc., a company that is affiliated with our company, entered into a crude oil purchase agreement with Sun Company, Inc. (R&M). Tim Burroughs, our president, owns all of the common stock of TexEast Operating Company, Inc. Pursuant to the Sun agreement, Sun agreed to purchase crude oil and condensate produced from our properties. The Sun agreement had a term of six months commencing on October 1, 1996, and continuing thereafter month-to-month. Although we are in the "month-to-month" portion of the crude oil purchase agreement, if Sun chose to terminate the purchase agreement, we are confident that we would be able to obtain another purchaser in the vicinity of the wells who would purchase our crude oil on prices similar to those offered by Sun.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

         The following table sets forth the stock ownership of the officers, directors and shareholders holding more than 5% of the common stock of TBX Resources as of August 31, 2000:



                                  NAME AND                AMOUNT       PERCENT OF
TITLE OF CLASS                ADDRESS OF OWNER             OWNED          CLASS
--------------            -------------------------      ---------     ----------

Common Stock              Tim Burroughs(1)               2,500,000          10.35%
                          12300 Ford Road
                          Suite 194
                          Dallas, Texas 75234

Common Stock              John O. Clayton(2)               109,000         0.0066%

Common Stock              Joe A. Ayres(3)                   74,998         0.0046%

Common Stock              Burroughs Family Trust(4)      5,000,000          30.50%
                          12300 Ford Road
                          Suite 194
                          Dallas, Texas 75234

---------

         (1) Effective December 1, 1999, we entered into an employment agreement with our President, Mr. Burroughs, whereby Mr. Burroughs shall receive stock options good for five years from the date of issuance to purchase up to 500,000 shares of our common stock each year at a price which shall not be greater than 50% of the average bid price for our common stock during the previous year. This right to purchase cumulates so that if Mr. Burroughs does not purchase the shares to which he is entitled from a year, that amount of shares that are not purchased is added to the previous number of shares that Mr. Burroughs may purchase. The result is that Mr. Burroughs shall have the right to acquire an additional 2,500,000 shares of our common stock over a five year period. Mr. Burroughs currently owns 1,500,000 shares of our common stock and is also currently entitled to purchase 1,000,000 additional shares pursuant to his employment agreement, which results in Mr. Burroughs owning or being currently entitled to purchase a total of 2,500,000 shares of our common stock. Pursuant to a Lock Up Agreement we entered into with Mr. Burroughs and the Burroughs Family Trust, Mr. Burroughs cannot sell any of his stock for a period of 180 days, beginning with July 31, 2000.

         (2) John O. Clayton currently owns 99,000 shares of our common stock and is also currently entitled to purchase 10,000 additional shares pursuant to an agreement with our company, which results in Mr. Clayton owning or being currently entitled to purchase a total of 109,000 shares of our common stock. Mr. Clayton's options to purchase are exercisable for the period commencing August 4, 2000, and terminating August 4, 2005, and provide that these additional shares may be acquired on the basis of $2.50 per share of common stock, if exercised.

         (3) Joe A. Ayres currently owns 64,998 shares of our common stock and is also currently entitled to purchase 10,000 additional shares pursuant to an agreement with our company, which results in Mr. Ayres owning or being currently entitled to purchase a total of 74,998 shares of our common stock. Mr. Ayres' options to purchase are exercisable for the period commencing August 4, 2000, and terminating August 4, 2005, and provide that these additional shares may be acquired on the basis of $2.50 per share of common stock, if exercised.

         (4) The beneficiary of the Burroughs Family Trust is Becca Burroughs, the daughter of Tim Burroughs, our President and Chairman of the Board of Directors. Pursuant to a Lock Up Agreement we entered into with Mr. Burroughs and the Burroughs Family Trust, the Burroughs Family Trust cannot sell any of its stock for the period of 180 days, beginning with July 31, 2000.


Common Stock               Christine Coley              100,000          0.0061%
                           12300 Ford Road
                           Suite 194
                           Dallas, Texas 75234




             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         Our current executive officers and directors, their ages and present positions with TBX Resources are identified below. Our directors hold office until the annual meeting of the shareholders following their election or appointment and until their successors have been duly elected and qualified. Our officers are elected by and serve at the pleasure of our Board of Directors.


            NAME                    AGE                    POSITION
        Tim Burroughs               41              President and Director

        Joe A. Ayres                71        Chairman of the Board of Directors

       John O. Clayton              70                     Director

       Christine Coley              45                Secretary/Treasurer

         TIM BURROUGHS is the President, Chairman of the Board and founder of TBX Resources, Inc. Mr. Burroughs has been our President and Chairman of the Board of Directors since our company's inception in 1995. Prior to founding our company, Mr. Burroughs worked for several Dallas/Ft. Worth area based energy companies. Mr. Burroughs also studied business administration at Texas Christian University in Ft. Worth, Texas.

         In addition to serving as the President of our Company, Mr. Burroughs is also the President of Petroleum Holdings, Inc., Marketing Research Group, Inc. and Sweetwater Land & Oil Co. These companies were all organized by Mr. Burroughs in 1997 to participate in various opportunities in the oil and gas industry. However, since the organization of these companies, Mr. Burroughs has decided to not aggressively pursue through these companies the business he originally intended and has instead spent the majority of his professional time devoted to our business. In the future, Mr. Burroughs expects to spend little or no time on the business of these other companies.

         In November, 1997, the Pennsylvania Securities Commission issued a summary order to our company, Mr. Burroughs and David York, ordering these three parties to cease and desist from offering and selling any securities within the Commonwealth of Pennsylvania. In August, 1999, TBX, Mr. Burroughs and Mr. York entered into an agreement with the Commonwealth of Pennsylvania whereby, without admitting, or denying the allegations made by the Pennsylvania Securities Commission, these three persons agreed to refrain from offering or selling securities in Pennsylvania for a period of 60 days from the date of the order. In addition, a fine in the amount of $531.00 was paid to the Commonwealth of Pennsylvania. TBX, Mr. Burroughs and Mr. York have paid the fine described in the order, refrained from the acts specified in the order, and have complied with their obligations under the Settlement Agreement.

         The basic complaint made by the Pennsylvania Securities Commission was that our company, Mr. Burroughs and Mr. York had offered to sell securities in the State of Pennsylvania without registering the same. Although none of the offered securities were ever actually sold in Pennsylvania, the Pennsylvania Securities Commission was concerned about the mere offering of securities in Pennsylvania.

         On May 17, 2000, the Texas Securities Commissioner ordered that the exemption provided under Section 5.O of the Texas Securities Act in connection with the offer for sale and sale of the common stock of our company was suspended, meaning that no securities dealer shall offer for sale or sell our common stock in the State of Texas while this suspension is in effect. A copy of the order issued by the Texas Securities Commissioner has been filed under the EDGAR system as an attachment to an 8-k filing made by us on July 24, 2000, reference to which 8-k is made for all purposes.

         On July 31, 2000, the Texas Securities Commissioner ordered that the above described order of suspension of exemption provided under Section 5.O of the Texas Securities Act be lifted and that Mr. Burroughs and our company be ordered to comply with an undertaking attached to the July 31, 2000, order. A copy of the July 31, 2000, order and related exhibits is attached to this Registration Statement as an exhibit, to which exhibit reference is made for all purposes.

         JOE A. AYRES, who was elected to be the Chairman of our Board of Directors in August, 2000, has been retired since 1993. During that time to present, Mr. Ayres has occasionally served as a consultant to the U.S. Departments of Navy and Justice. Prior to his retirement, Mr. Ayres served as the vice president - product development for Vought Aircraft Company. While at Vought Aircraft Company and its predecessor, LTV, Mr. Ayres served as a design engineer through a series of increasingly responsible engineering positions. Mr. Ayres is a graduate of the University of Texas at Austin and has done graduate work at Southern Methodist University.

         JOHN O. CLAYTON, who was elected to be a Director of our company in August, 2000, has served as president and director or Economy Supply Company, Economy Supply Company of Austin, Economy Supply Company of Irving, Economy Supply Company of Dallas, Economy Supply Company of San Antonio and Economy Supply Company of Waco for the period from 1965 to 1991. All of these companies are generally involved in the construction and plumbing supply business. Since 1991, Mr. Clayton has served as the secretary, treasurer and director of all of the above named companies. Mr. Clayton received BSC and MBA degrees from Texas Christian University

         CHRISTINE COLEY is the Secretary-Treasurer for TBX Resources. During the period from August 1998, to June, 2000, Ms. Coley also served on our board of directors. Ms. Coley joined our company in June, 1998. From May, 1996 to June, 1998, Ms. Coley served as the office manager for Or-Tech Ingredients, Inc., a manufacturing and packaging company. At Or-Tech Ingredients, Ms. Coley was responsible for handling most of the financial aspects of the company, as well as customer service, records management and other general office management activities. From January, 1994 to June, 1996, Ms. Coley acted as office manager for CIC, Inc., a telemarketing firm.

While at CIC, Inc., Ms. Coley was responsible for maintaining financial records, as well as serving as the human resource manager, event coordinator and public relations manager.

                             EXECUTIVE COMPENSATION

         The following table sets forth the compensation awarded to, earned by, or paid to the executive officers named:


Name and Position             Year                          Annual Salary                 Bonus

Tim Burroughs                 1998                          $100,000.00                   N/A
President                     1999                          $100,000.00(1)                N/A
                              2000                          $150,000.00(2)                $126,000(1)

Christine Coley               1998                          $35,000.00                    $2,000.00
Secretary/Treasurer           1999                          $38,000.00                    N/A
                              2000                          $42,000.00

         (1) Mr. Burroughs' contractual salary amount to which he was entitled in 1999 was $100,000. However, Mr. Burroughs deferred part of his salary in 1999 with the amount he was actually paid in 1999 being 37,000. To remedy this underpayment of Mr. Burroughs' salary, through August 31, 2000, Mr. Burroughs has been paid $126,000 in cash bonuses.

         (2) Although Mr. Burroughs' contractual salary for 2000 is $150,000, through August 31, 2000, Mr. Burroughs has been paid $43,650 in salary.

         Effective December 1, 1999, we entered into an employment agreement with our President, Mr. Burroughs, whereby Mr. Burroughs shall receive stock options good for five years from the date of issuance to purchase up to 500,000 of our common stock each year at a price which shall not be greater than 50% of the average bid price for our common stock during the previous year.

         Ms. Coley was issued 50,000 shares in lieu of cash compensation in October, 1998 and an additional 50,000 shares during the second fiscal quarter of 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  All of the operations conducted in the field on behalf of our company are conducted by Gulftex Operating, Inc. Our president, Tim Burroughs, owns all of the common stock of Gulftex Operating, Inc. In the past, no compensation was paid to Gulftex Operating, Inc. or Tim Burroughs for the ownership of Gulftex Operating, Inc. or for the management activities conducted by Gulftex Operating, Inc. However, we have now begun to pay Gulftex Operating, Inc., $800.00 per month for the activities conducted by Gulftex Operating, Inc., in operating our wells.

                           SECURITIES BEING REGISTERED

COMMON STOCK

         Our Articles of Incorporation, as amended, authorize 100,000,000 shares of common stock, $0.01 par value per share. The shares of common stock have no preemptive or other subscription rights, have no conversion rights and are not subject to redemption. No personal liability should attach to the ownership of our common stock. The holders of common stock are entitled to one vote for each share held. The common stock has non-cumulative voting rights. In the event of a liquidation of TBX Resources, the common shareholders would be entitled to their proportionate part of the assets of TBX Resources, but only after the satisfaction of all secured and unsecured creditors.

MARKET INFORMATION

         At present, prices for our common stock are quoted in the "pink sheets" maintained by the NASD and our ticker symbol is TBXR. TBX Resources currently has 4 market makers who assist TBX Resources in maintaining a market for its stock.

TRANSFER AGENT

         The Company's transfer agent is Securities Transfer Corp., 16910 Dallas Parkway, Suite 100, Dallas, TX 75248, telephone number 972/447-9880.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Prices for our common stock are currently quoted in the "pink sheets" maintained by the NASD and our ticker symbol is TBXR. Prices for our stock were approved for quotation on the pink sheets on December 7, 1999. The following table shows the high and low bid information for our common stock for each quarter during which prices for our common stock have been quoted in the pink sheets.


Quarter                                   Low Bid                   High Bid

Quarter ending February 29, 2000          $1.00                     $1.75
Quarter ending May 31, 2000               $3.00                     $10.125
Quarter ending August 31, 2000            $2.50                     $5.25

         The above information was obtained from the NASD. Because these are over-the-counter market quotations, these quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.


         We have approximately 300 shareholders of our common stock as of August 31, 2000.

DIVIDEND POLICY

         The holders of common stock are entitled to dividends when, and if, declared by the Board of Directors from funds legally available therefor, subject to any preference on preferred stock, if applicable, which may then be outstanding. We have not paid a dividend on our common stock since inception and do not anticipate that funds will be utilized for the payment of dividends in the foreseeable future.

                                LEGAL PROCEEDINGS


         In November 1996, we entered into an agreement with Ron Priestly, Robert Pretus and their respective companies ("Priestly, et al") to acquire, develop and operate a field in East Texas known as the Pine Mills Field. In 1997, disputes arose between our company and Priestly, et al concerning the operation and ownership of the Pine Mills Field, which disputes were subsequently made the subject of a lawsuit filed against other defendants and us on May 16, 1997, in the 114th District Court of the State of Texas in Wood County, Texas, in cause Number 97-224. In April, 1999, this dispute was settled and our company conveyed all of our interest in this field to Priestly, et al in return for the forgiveness of a total judgment amount of $351,114.51 found to be owing to Priestly, et al from the Defendants in return for a final settlement of all disputes concerning this field. We no longer have any interest in the Pine Mills Field. This dispute and the conveyance of property associated therewith had no effect on any other properties we own.


         On May 17, 2000, the Texas Securities Commissioner ordered that the exemption provided under Section 5.O of the Texas Securities Act in connection with the offer for sale and sale of the common stock of our company was suspended, meaning that no securities dealer shall offer for sale or sell our common stock in the State of Texas while this suspension is in effect. A copy of the order issued by the Texas Securities Commissioner has been filed under the EDGAR system as an attachment to an 8-k filing made by us on July 24, 2000, reference to which 8-k is made for all purposes.

         The Texas order was based upon allegations made against Mr. Burroughs and our company by Patrick Eskew, the former employee who pled guilty to committing federal crimes against our company, as described above in the "description of business - business risks" section. These allegations essentially claimed that Mr. Burroughs had committed various financial improprieties to the detriment of our company. Mr. Burroughs has hired counsel to represent him in this matter in order to present his version of what occurred to the Texas Securities Board.

         On July 31, 2000, after negotiating with Mr. Burrough's counsel, the Texas Securities Commissioner ordered that the above described order of suspension of exemption provided under Section 5.O of the Texas Securities Act be lifted and that Mr. Burroughs and our company be ordered to comply with an undertaking attached to the July 31, 2000, order. A copy of the July 31, 2000, order and related exhibits is attached to this Registration Statement as an exhibit, to which exhibit reference is made for all purposes.

         The basic terms of the undertaking between Mr. Burroughs and the Texas Securities Board are that (1) Mr. Burroughs will not sell any of his stock for a period of 180 days after July 31, 2000, (2) our company will increase its board size to three members, two of which must be independent, and (3) an amendment to this registration statement must be filed within fourteen days from July 31, 2000, describing the lifting of the earlier order by the Texas Securities Board. All of these steps have been completed and Mr. Burroughs will not sell any of his stock for at least 180 days from July 31, 2000. Mr. Burroughs has no current plans to sell any of his shares of common stock.

                     RECENT SALES OF UNREGISTERED SECURITIES

         We participated in ten joint ventures established for the drilling or oil and gas wells for the period commencing March 1, 1995 and ending May 28, 1997. In late 1997, we reached an agreement with the other holders of the joint ventures whereby the joint venture interests in the oil and gas wells developed by the joint ventures were exchanged for our common stock. The joint venture interests were exchanged as of October 8, 1997, November 15, 1997, December 1, 1997 and July 13, 1998. All of the exchanges except the N.E. Bethany No. 1 and No. 2 Joint Ventures were made based on the ratio of one share of common stock for each dollar invested in a Joint Venture. The ratio used on the N.E. Bethany I and II Joint Venture was two shares of common stock for each dollar invested in each particular Joint Venture. By virtue of this exchange, 4,811,232 shares of our common stock were issued to 150 persons in exchange for the Joint Venture interests in the applicable wells. In addition, during the period from November, 1999, to May 10, 2000, we issued 519,042 shares to the participants in the Bethany Field Joint Venture (approximately 30 people) in exchange for their joint venture interests in the Bethany Field Joint Venture. The ratio used on the Bethany Field Joint Venture was one share of common stock for each dollar invested in the Bethany Field Joint Venture.

         Because the exchange offer was conducted between existing joint venture partners, we did not use any underwriters or other persons to assist us in the exchange so no underwriting discounts or commissions were paid. Because we had a pre-existing business relationship with all of the joint venture owners, and because no public offering of the securities was conducted, we relied upon
Section 4(2) of the Securities Act of 1933 (the "1933 Act") for an exemption from the registration requirements.

         For the period from January, 1998 through September, 1999, a total of 2,133,295 shares were sold by us to 133 persons who had either previously participated in joint ventures or were referred to us by participants in our joint ventures. The number of shares and prices at which the shares were sold were as follows:

Share Price                        $0.50                    $1.00                  $1.10                   $1.50

Number of
Shares                           188,334                1,028,904                853,348                  62,709

         In addition, during the period from November 30, 1999, to May 10, 2000, we sold to our existing shareholders and joint venture partners an additional 1,240,281 of our common stock, receiving $1,474,649, or an average purchase price of $1.18/share. Most of the persons to whom these shares were sold were our existing shareholders, by virtue of the conversion of joint venture interest into common stock, as mentioned above. As a result, we had a pre-existing business relationship with these people that allowed us to make these sales without public solicitation, instead privately offering these shares under Section 4(2) of the 1933 Act. In addition, some personal acquaintances of Mr. Burroughs purchased shares of our stock. All of the shares were sold primarily through the efforts of our President and Chairman of our Board of Directors, Mr. Burroughs, and were all sold to persons with whom he had a previously existing business relationship. Mr. Burroughs made no public announcement or advertising concerning these offering of shares and essentially sold them only to "friends and family." Because of our pre-existing relationship with these investors, no underwriter was used and no commissions or underwriting discounts were paid with respect to these offerings.

         In October, 1998, Ms. Coley, our Secretary/Treasurer, was issued 50,000 shares in lieu of cash compensation and in the second fiscal quarter of 2000, Ms. Coley was issued an additional 50,000 share in lieu of cash compensation. No commissions or underwriting discounts were paid with respect to these shares and no underwriter was used. Because of Ms. Coley's insider status with our company, we relied upon Section 4(2) of the 1933 Act for the exemption from the registration provisions of the 1933 Act. Because of our pre-existing relationship with these investors, we relied upon Section 4(2) of the 1933 Act as our exemption from the registration requirements of the 1933 Act.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         On May 21, 1999, we entered into an agreement with our directors whereby we agreed to indemnify and hold harmless each member of the board of directors from any and all liability and expenses arising out of the exercise of their duties under Texas law as a director of our company, absent fraud or gross misconduct on the part of each director. Our officers or directors could take the position that this duty of ours to indemnify our directors or officers may include the duty to indemnify the officer or director for the violation of securities laws.


                              FINANCIAL STATEMENTS

         The following are the financial statements of TBX Resources, with independent auditors report, for the periods ending November 30, 1999 and 1998 as well as the unaudited financial statements of TBX Resources prepared by TBX Resources for the period ending August 31, 2000.

                               TBX RESOURCES, INC.

                              FINANCIAL STATEMENTS

                           NOVEMBER 30, 1999 AND 1998

                               TBX RESOURCES, INC.
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                            PAGE
                                                                            ----

Independent Accountant's Audit Report Dated December 19, 1999                 2

Balance Sheets - November 30, 1999 and 1998                                   3

Statements of Operations-
     For The Twelve Months Ended November 30, 1999 and 1998                   4

Statements of Cash Flows-
     For The Twelve Months Ended November 30, 1999 and 1998                   5

Statements of Changes in Stockholders' Equity-
     For The Twelve Months Ended November 30, 1999 and 1998                   6

Supplemental Statements of Noncash Investing and Financing Activities-
     For The Twelve Months Ended November 30, 1999 and 1998                   7

Notes to Financial Statements                                                 8

                        [JAMES A. MOYERS, CPA LETTERHEAD]


To the Board of Directors and Stockholders
TBX Resources, Inc.
Dallas, Texas


                      INDEPENDENT ACCOUNTANT'S AUDIT REPORT


         I have audited the accompanying balance sheets of TBX Resources, Inc. as of November 30, 1999 and 1998 and the related statements of operations, changes in stockholders' equity, cash flows and noncash investing and financing activities for each of the two years in the period ended November 30, 1999. All information included in these financial statements is the responsibility of the management. My responsibility is to express an opinion on these financial statements based on my audit work.

         I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBX Resources, Inc. as of November 30, 1999 and 1998, and the results of its operations, cash flows and noncash investing and financing activities for each of the two years in the period ended November 30, 1999, in conformity with generally accepted accounting principles.


December 19, 1999

                                                            James A. Moyers, CPA

                               TBX RESOURCES, INC.
                                 BALANCE SHEETS
                                    (Audited)



                                                                        November 30,
                                                                     1999           1998
                                                                 -----------    -----------
                             ASSETS
CURRENT ASSETS
  Cash                                                           $     3,174    $   145,920
  Accounts receivable
    Trade                                                              2,967          2,969
    Affiliates                                                        79,447        117,422
    Other                                                            123,965          9,500
Deferred income taxes                                                 56,669         56,669
                                                                 -----------    -----------
  Total current assets                                               266,222        332,480
                                                                 -----------    -----------

EQUIPMENT AND PROPERTY
  Office furniture, fixtures and equipment                            71,748         71,748
  Oil and gas properties, using successful efforts accounting
    Proved properties and related equipment                        2,363,738      2,566,683
                                                                 -----------    -----------
                                                                   2,435,486      2,638,431
  Less accumulated depreciation, depletion and amortization           81,427         62,438
                                                                 -----------    -----------
      Total equipment and property                                 2,354,059      2,575,993
                                                                 -----------    -----------

INVESTMENT IN SOUTHERN OIL & GAS COMPANY, INC.                       300,000             --
                                                                 -----------    -----------

DEFERRED INCOME TAXES                                                179,073        179,073
                                                                 -----------    -----------

OTHER ASSETS                                                          45,712          2,655
                                                                 -----------    -----------
      TOTAL ASSETS                                               $ 3,145,066    $ 3,090,201
                                                                 ===========    ===========

              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                         $    91,291    $    79,228
  Taxes payable                                                       54,419         65,624
  Accrued expenses                                                    26,895         24,789
                                                                 -----------    -----------
      Total current liabilities                                      172,605        169,641
                                                                 -----------    -----------

COMMITMENTS AND CONTINGENCIES                                             --             --

STOCKHOLDERS' EQUITY
  Common stock- $.01 par value; authorized 100,000,000 shares;
  14,559,027 shares outstanding at November 30, 1999; 13,699,010
  shares outstanding at November 30, 1998.                           145,590        136,990
  Additional paid-in capital                                       4,582,976      3,796,818
  Accumulated deficit                                             (1,756,105)    (1,013,248)
                                                                 -----------    -----------
    Total stockholders' equity                                     2,972,461      2,920,560
                                                                 -----------    -----------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 3,145,066    $ 3,090,201
                                                                 ===========    ===========



The accompanying notes are an integral part of these financial statements.

                               TBX RESOURCES, INC.
                            STATEMENTS OF OPERATIONS
                                    (Audited)



                                                                 For the Twelve Months Ended
                                                                         November 30,
                                                                    1999            1998
                                                                ------------    ------------

REVENUES:
  Oil and gas sales                                             $     42,995    $     74,279
  Joint venture income                                               235,880          37,714
  Other                                                               99,090              93
                                                                ------------    ------------
    Total revenues                                                   377,965         112,086
                                                                ------------    ------------

EXPENSES:
  Lease operating and taxes                                          204,531         258,049
  Joint venture costs and expenses                                    57,840              --
  Selling, general and administrative                                651,723         899,075
  Loss on sale of oil and gas properties and
      settlement of litigation                                       187,739              --
  Depreciation, depletion and amortization                            18,989          14,046
                                                                ------------    ------------
    Total expenses                                                 1,120,822       1,171,170
                                                                ------------    ------------

NET LOSS BEFORE PROVISION FOR
  INCOME TAXES                                                      (742,857)     (1,059,084)

Income tax benefit                                                        --         197,259

                                                                ------------    ------------
NET LOSS                                                        $   (742,857)   $   (861,825)
                                                                ============    ============

NET LOSS PER COMMON SHARE, BASIC AND DILUTED                    $      (0.05)   $      (0.07)
                                                                ============    ============
Weighted average common shares used in per share calculations:
  Basic and Diluted                                               14,234,564      12,567,693
                                                                ============    ============



The accompanying notes are an integral part of these financial statements.

                              TBX RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS
                                   (Audited)



                                                                          For the Twelve Months Ended
                                                                                  November 30,
                                                                              1999           1998
                                                                          ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (loss)                                                       $  (742,857)   $  (861,825)
  Adjustments to reconcile net income (loss) to net cash
  flow from operating activities:
      Depreciation, depletion and amortization                                 18,989         14,046
      Provision for deferred income taxes                                          --       (197,259)
      Issuance of stock for services                                                           8,025
      Loss on sale of oil & gas properties and settlement of litigation       187,739             --
      Changes in operating assets and liabilities:
        Decrease (increase) in:
          Trade receivables                                                         2         29,031
          Affiliate receivables                                                37,975       (117,422)
          Other receivables                                                  (114,465)         9,626
        Increase (decrease) in:
          Accounts payable                                                     12,063         24,761
          Taxes payable                                                       (11,205)        16,164
          Accrued expenses                                                      2,106         24,789
          Affiliate payables                                                       --       (141,578)
                                                                          -----------    -----------
Net cash provided by (used) for operating activities                         (609,653)    (1,191,642)
                                                                          -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash used in the acquisition of options and stock
    of Southern Oil & Gas, Inc.                                              (300,000)            --
  Cash provided by the disposal of oil and gas properties                      15,206             --
  Cash used in the acquisition and development
    of oil and gas properties                                                      --       (160,490)
                                                                          -----------    -----------
                                                                             (284,794)      (160,490)
                                                                          -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash used for legal and professional services for stock offering            (43,057)            --
  Cash provided by the issuance of common stock                               794,758      1,481,701
                                                                          -----------    -----------
                                                                              751,701      1,481,701
                                                                          -----------    -----------
Net Increase (Decrease) In Cash                                              (142,746)       129,569
Cash at beginning of period                                                   145,920         16,351
                                                                          -----------    -----------
Cash at end of period                                                     $     3,174    $   145,920
                                                                          -----------    -----------



The accompanying notes are an integral part of these financial statements.

                               TBX RESOURCES, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    (Audited)



                                                            COMMON STOCK          ADDITIONAL      ACCUM-
                                                     -------------------------     PAID-IN        ULATED
                                                        SHARES      PAR VALUE      CAPITAL        DEFICIT
                                                     -----------   -----------   -----------   ------------
BALANCE DECEMBER 1, 1997                              6,700,000    $    67,000   $        --   $  (151,423)
Issuance of common stock for oil & gas properties     4,811,232         48,112     2,328,970            --
Issuance of common stock for services                   802,500          8,025
Issuance of common stock for cash                     1,385,278         13,853     1,467,848
Net loss for period                                                                               (861,825)
                                                     ----------    -----------   -----------   -----------
BALANCE NOVEMBER 30, 1998                            13,699,010        136,990     3,796,818    (1,013,248)
Issuance of common stock for cash                       860,017          8,600       786,158
Net loss for period                                                                               (742,857)
                                                     ----------    -----------   -----------   -----------
BALANCE NOVEMBER 30, 1999                            14,559,027    $   145,590   $ 4,582,976   $(1,756,105)
                                                     ==========    ===========   ===========   ===========



The accompanying notes are an integral part of these financial statements.

                               TBX RESOURCES. INC.
                  SUPPLEMENTAL STATEMENT OF NONCASH INVESTING
                            AND FINANCING ACTIVITIES
                                    (Audited)



                                               For the Twelve Months Ended
                                                       November 30,
                                                 1999             1998
                                               --------     --------------
Fair value of oil and gas properties acquired   $   --       $ (2,377,082)
Issuance of common stock for assets                 --          2,377,082
                                                ------       ------------
                                                $   --       $         --
                                                ======       ============



The accompanying notes are an integral part of these financial statements.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

1. BUSINESS ACTIVITIES:

TBX Resources, Inc., a Texas Corporation, was organized on March 24, 1995. The Company's principal business activity is acquiring and developing oil and gas properties. The Company has 61 oil and gas wells and 8 injection wells that are located in East Texas. The Company's philosophy is to acquire properties with the purpose of reworking existing wells and/or drilling development wells to make a profit. The Company also sponsors joint venture development partnerships for the purpose of developing oil and gas properties for profit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

OIL AND GAS REVENUE

Oil and gas revenue is reported when production is sold. The Company accrues revenue for oil and gas production sold but not paid.

JOINT VENTURE INCOME AND EXPENSES

The Company sponsors joint venture partnerships. Income from the ventures is recorded as funds are transferred from the partnership to the Company. The programs are undertaken on a turnkey basis. Accordingly, all monies raised are recorded as joint venture income and all expenses to acquire, rework and operate the wells are charged to joint venture costs and expenses. Profit is recorded as earned. A provision for loss is reported in the period program cost is estimated to exceed turnkey revenue.

OFFICE FURNITURE, FIXTURES AND EQUIPMENT

These assets are stated at the Company's cost and depreciated on an accelerated basis over five to seven years. Maintenance and repair costs are expensed when incurred, while major improvements are capitalized.

OIL AND GAS PROPERTIES

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests and to drill and equip development wells are capitalized. Major costs to enhance existing wells are capitalized. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the units of production method. The computation is based upon recoverable reserves as determined by the Company and an independent petroleum engineer. Net capitalized costs of acquisitions, exploration, and development of proved properties are periodically assessed for impairment by field, pursuant to Statement of Financial Accounting Standards No.
121. If an asset group costs are impaired, i.e., exceeding expected future cash flow there from, then capitalized costs are reduced to the estimated fair value of the asset group. Operating and work-over costs are expensed as incurred.

     On the sale or retirement of a unit of proved property, gain or loss is recognized.

INVESTMENT IN SOUTHERN OIL & GAS COMPANY, INC.

The Company's investment in Southern Oil & Gas Company, Inc. is accounted for by the cost method. The impact of the cost versus equity method (the preferred method) of accounting for the investment is not considered material.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

INCOME TAXES

The Company computes income tax expense using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS 109 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry forwards and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted law. The effects of future changes in tax laws and rates are not anticipated.

EARNINGS PER SHARE (EPS)

The Company computes earnings per share using Statement of Financial Accounting Standards (SFAS) No. 128, " Earnings Per Share". Basic earnings per common share is calculated by dividing net income or loss by the average number of shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. The computation of diluted EPS does not assume conversion, exercise, or contingent issuance of shares that would have an antidilutive effect on earnings per common share. Antidilution results from an increase in earnings per share or reduction in loss per share from the inclusion of potentially dilutive shares in EPS calculations. The Company had no antidilutive shares at November 30, 1999 and 1998.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. AFFILIATED PARTY TRANSACTIONS:

     a. The operators of the oil and gas leases, Texeast Operating Co., Inc. and Gulf Tex Operating, Inc. are affiliates of TBX Resources. Mr. Burroughs, the majority stockholder of the Company, is the sole shareholder of Texeast and Gulf Tex.

     b. Affiliate receivables represents advances to companies owned by the President and majority stockholder of the Company. The amounts due as of November 30, 1999 and 1998 were $79,447 and $117,422, respectively.

4. ACCOUNTS RECEIVABLE-OTHER:

In November 1999, the Company settled a claim against a financial institution for $75,000. The claim arose as a result of the bank accepting checks forged by a former employee over several years. The impact of the loss on the financial statements for the period ended November 30, 1998 is immaterial.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

5. INVESTMENT IN SOUTHERN OIL & GAS COMPANY, INC:

The Company's investment in Southern has been accounted for on the cost basis as follows:

    Option to purchase all of the outstanding shares     $100,000

    Purchase of twenty percent (20%) interest             200,000
                                                         --------
                Total investment                         $300,000
                                                         ========

Summarized financial information from the unaudited financial statements of Southern as of November 30, 1999 follows:

                                                                  November
                                                                 ----------
                                                                    1999
                                                                 ----------
    ASSETS
    Current assets                                               $ 294,182
    Property and equipment net of depreciation, depletion
      and amortization of $1,214,555                               562,034
                                                                 ---------
        Total Assets                                             $ 856,216
                                                                 =========

    LIABILITIES AND EQUITY
    Current liabilities                                          $  47,753
    TBX Resources, Inc. purchase option                            100,000
    Equity                                                         708,463
                                                                 ---------
        Total Liabilities and Equity                             $ 856,216
                                                                 =========

    STATEMENT OF CASH BASIS INCOME AND EXPENSES
    FOR NINE MONTHS ENDED NOVEMBER 30, 1999

    Revenue                                                      $ 299,075
    Total expenses                                                (322,552)
                                                                 ---------
    Net loss before depreciation and federal income tax benefit  $ (23,477)
                                                                 =========

6. COMMITMENTS AND CONTINGENCIES:

a. On January 6, 1999 the Company entered into an option agreement, as amended, to purchase all of Southern Oil & Gas Company's (Southern) stock for one million dollars ($1,000,000). Under the terms of the agreement TBX paid one hundred thousand dollars ($100,000) for the option to purchase the shares that runs up to and including March 31, 2000. The option amount will be applied to the final payment. Each additional payment of $100,000 will entitle TBX to 10% of the shares of Southern. After 40% of the Southern shares are acquired by TBX, the next payment must be for $500,000 for the remaining 60% of the Southern shares. As of November 30, 1999 TBX Resources, Inc. owned a twenty percent (20%) interest in Southern. In addition to the purchase agreement, TBX and Southern entered into a Management Contract. Under the terms of the agreement, TBX is to provide operating funds to Southern in the amount of $40,000. If TBX does not replenish the operating fund to $40,000 after being notified of the deficiency, the option to purchase Southern is suspended until such time as the fund is restored. The Company currently does not plan to increase its interest in Southern.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

6. COMMITMENTS AND CONTINGENCIES (CONTINUED):

    b. The Company is obligated for $12,322 under operating lease agreements for rent of its offices and one automobile during the year ending November 30, 2000. Rent expense for the years ended November 30, 1999 and 1998 was $43,579 and $49,315, respectively.

7. AFFILIATED OIL AND GAS PARTNERSHIP:

    In May 1999 the Company sponsored the formation of the Bethany Field Joint Venture for the purpose of conducting oil and gas development and production activities on approximately 229 acres in Panola County, Texas. The Company serves as General Manager and receives turnkey income to drill and develop the leases for the joint venture. In addition, the Company has a 1% working interest and 9% carried interest until the development work is complete. Thereafter, joint venture expenses are allocated 90% to the joint venture partners and 10% to the Company. Net revenues from the venture's oil and gas properties are allocated 95% to the joint venture partners and 5% to the Company.

8. STOCKHOLDERS' EQUITY:

    a. During 1998, the Company acquired all of the oil and gas properties of its then joint venture partners in exchange for approximately 4,811,232 shares of TBX Resources' common stock. The transaction was accounted for as a purchase of property and equipment at the Company's designated fair value of the assets acquired. The fair value of the assets of the joint venture partners was determined to be $2,377,082. The common stock of TBX Resources, Inc. was valued at the same amount.

    b. The bylaws of the Company restrict the transfer of shares of common stock. Transfers of shares of the Corporation shall be made only (i) if there is an effective registration covering the shares to be transferred under the Securities Act of 1933 and applicable state securities laws,
        (ii) upon the receipt of a letter from an attorney, acceptable to the board of directors or its agents, stating that in the opinion of the attorney the proposed transfer is exempt from registration under the Securities Act of 1933, or (iii) the transfer is made pursuant to Rule 144 under the Securities Act of 1933. In addition, the bylaws reference Subchapter S of the Internal Revenue Code that does not apply to the Company at this time.

    c. The Company executed an Employment Agreement effective December 1, 1999 with Mr. Timothy Burroughs, President and principal stockholder, for three years. Under the terms of the agreement, Mr. Burroughs shall receive among other items, an annual compensation of $150,000 and bonuses of up to 10% of his base salary each time the Company completes a major acquisition, funding or financing. In addition, Mr. Burroughs shall receive stock options good for five years from the date of issuance to purchase up to 500,000 shares of the Company's common stock a year at a price which shall not be greater than 50% of the average bid price for the shares during the previous year.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

9. SALE OF INTERESTS IN OIL AND GAS PROPERTIES AND SETTLEMENT OF LAWSUIT:

    The Company disposed of 12 wells in June of 1999. Management is of the opinion that the costs of re-working, developing and producing these wells would far exceed the potential revenues from the wells. Also, the retention of these wells by the Company would have resulted in substantial expenses in plugging operations. To avoid future drain on the Company's working capital resources, Management elected to transfer all of the Company's interest in these wells to a third party for nominal consideration. The net book value of the wells at the time of sale was $112,739, which was charged to current earnings.

    The Company assigned its interest in the Pine Mills Field located in East Texas in April of 1999 for settlement of a dispute in a civil action. The net book value of $75,000 was charged to current earnings.

10. INCOME TAXES:

    The net deferred tax assets in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

          Deferred tax asset                                     $ 438,356
          Valuation allowance                                      (75,000)
                                                                 ---------
              Adjusted deferred tax asset                          363,356
          Deferred tax liability                                  (127,613)
                                                                 ---------
              Net deferred tax asset                             $ 235,743
                                                                 =========

    The deferred tax assets result from net operating loss carry forwards, accounts payable and accrued expenses less a valuation reserve. The deferred tax liability results from deducting depreciation, depletion and amortization and workover costs prior to recognition in the financial statements.

    The components of the income tax benefit are as follows:

            Federal
              Current                                            $      -0-
              Deferred (benefit)
                Operating loss carry forward                      (380,677)
                Accounts payable and accruals                      (57,679)
                Workover and other costs                            49,802
                Depreciation, depletion and
                  amortization                                      77,811
                Valuation reserve                                   75,000
                                                                 ---------
                    Net income tax benefit                       $(235,743)
                                                                 =========

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

For the fiscal year ended November 30, 1999, the Company elected not to increase its deferred tax assets for its net operating loss.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

11. SUPPLEMENTARY OIL AND GAS INFORMATION-UNAUDITED:

                                                              November 30,
                                                           1999           1998
                                                       -----------    -----------
Capitalized Costs Relating to Oil and Gas
Producing Activities:
Property (acreage costs)-Proved                        $   741,057    $   741,057
Producing assets                                         1,622,681      1,825,626
                                                       -----------    -----------
                                                         2,363,738      2,566,683
Less: accumulated depreciation and depletion                46,965         30,012
                                                       -----------    -----------
Net Capitalized Costs                                  $ 2,316,773    $ 2,553,494
                                                       ===========    ===========


Costs Incurred in Property Acquisition,
Exploration and Development Activities:
Property acquisition costs                             $        --    $        --
Exploration costs                                               --             --
Development costs                                               --        160,490
                                                       -----------    -----------
Total                                                  $        --    $   160,490
                                                       ===========    ===========


Results of Operations for Producing Activities:
Oil and gas sales                                      $    42,995    $    74,279
Gain on sale of properties                                  15,206             --
Production costs                                          (204,531)      (258,049)
Loss on sale and litigation of properties                 (187,739)            --
Depreciation, depletion and amortization                   (16,953)       (13,189)
                                                       -----------    -----------
                                                          (351,022)      (196,959)
Income tax benefit
                                                                --         37,422
                                                       -----------    -----------
Results of Operations Excluding Selling, General and
Administrative and Joint Venture Activities            $  (351,022)   $  (159,337)
                                                       ===========    ===========


OIL AND GAS RESERVE QUANTITIES

An independent petroleum engineer determined estimated reserves and related valuations. Estimates of proved reserves are inherently imprecise and are subject to revisions based on production history, results of additional exploration and development and other factors.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

11. SUPPLEMENTARY OIL AND GAS INFORMATION-UNAUDITED (CONTINUED):

Proved reserves are reserves judged to be economically producible in future years from known reservoirs under existing economic and operating conditions. Proven developed reserves are expected to be recovered through existing wells, equipment and operating methods.

Following is a summary of the changes in estimated proved developed and undeveloped oil and gas reserves of the Company, which are located in East Texas and formally Northern Louisiana, for the years ended November 30, 1999 and 1998.

                                            Oil           Gas
                                           (BBL)         (MCF)
                                        -----------   -----------
Proved reserves December 1, 1997         1,324,147     6,106,547
Revisions to previous estimates            165,657            --
Production                                  (4,950)           --
Sales, transfers and retirements                --            --
                                        ----------    ----------
    Proved reserves November 30, 1998    1,484,854     6,106,547
Revisions to previous estimates            (24,481)     (749,174)
Production                                  (2,714)           --
Sales, transfers and retirements          (204,226)     (401,540)
                                        ----------    ----------
    Proved reserves November 30, 1999    1,253,433     4,955,833
                                        ==========    ==========

Proved developed reserves:
    November 30, 1997                      566,873            --
    November 30, 1998                      687,338            --
    November 30, 1999                      503,532        44,616

STANDARDIZED MEASURE OF DISCOUNTED CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows relating to estimated proven reserves. The Company has followed these guidelines, which are briefly discussed in the following paragraph.

Future cash inflows and future production and development costs are determined by applying year-end prices for 1999 of $23.00/bbl and $2.40/MCF and for 1998 $11.50/bbl and $2.25/MCF and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed by using statutory rates including consideration for previously legislated future statutory depletion rates. The resulting future net cash flows are reduced to present value amount by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves or their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                               TBX RESOURCES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS

11. SUPPLEMENTARY OIL AND GAS INFORMATION-UNAUDITED (CONTINUED):

Presented below is the standardized measure of discounted future net cash flows relating to proved oil reserves as of November 30, 1999 and 1998.

                                                      1999            1998
                                                 -------------   -------------
Future cash inflows                              $ 40,716,059    $ 30,444,338
Future production costs                           (11,185,529)    (13,977,308)
Future development costs                           (4,885,200)     (4,490,000)
Future income tax expense                          (8,379,412)     (4,072,190)
                                                 ------------    ------------
    Future net cash flows                          16,265,918       7,904,840
10% annual discount for estimated
    timing of cash flows                           (8,817,754)     (4,229,089)
                                                 ------------    ------------
Standardized measure of discounted future
    net cash flows relating to proved reserves   $  7,448,164    $  3,675,751
                                                 ============    ============

The following reconciles the change in the standardized measure of discounted future net cash flow:

December 1, 1997                                                      $ 5,148,169
Increase (decrease) due to:
Sales of oil and gas produced, net of production costs                     98,317
Net changes in prices and production costs                             (3,256,347)
Net change in future development costs                                   (100,580)
Revisions to previous quantity estimates                                1,019,205
Net change from sales, transfers and disposals of minerals in place            --
Accretion of discount                                                    (147,242)
Net change in income taxes                                                872,704
Other                                                                      41,525
                                                                      -----------
    November 30, 1998                                                   3,675,751
Sales of oil and gas produced, net of production costs                     86,422
Net changes in prices and production costs                              7,121,883
Net change in future development costs                                   (211,432)
Revisions to previous quantity estimates                               (1,049,163)
Net change from sales, transfers and disposals of minerals in place      (113,464)
Accretion of discount                                                     377,241
Net change in income taxes                                             (2,304,364)
Other                                                                    (134,710)
                                                                      -----------
    November 30, 1999                                                 $ 7,448,164
                                                                      ===========



                                      -END-

                               TBX RESOURCES, INC.
                                 BALANCE SHEETS
                                   (Unaudited)



                                                                          August 31,       November 30,
                                                                             2000              1999
                                                                         ------------      ------------

                                     ASSETS

CURRENT ASSETS
  Cash and equivalents                                                   $    489,448      $      3,174
  Accounts receivable
     Trade                                                                      1,000             2,967
     Affiliates                                                                    --            79,447
     Other                                                                     25,916           123,965
  Prepaid expenses                                                             75,264                --
  Deferred income taxes                                                            --            56,669
                                                                         ------------      ------------
     Total current assets                                                     591,628           266,222
                                                                         ------------      ------------

EQUIPMENT AND PROPERTY

  Office furniture, fixtures and equipment                                     72,085            71,748
  Oil and gas properties, using successful efforts accounting
     Proved properties and related equipment                                2,853,983         2,363,738
                                                                         ------------      ------------
                                                                            2,926,068         2,435,486
  Less accumulated depreciation, depletion and amortization                   121,427            81,427
     Total equipment and property                                        ------------      ------------
                                                                            2,804,641         2,354,059
                                                                         ------------      ------------

INVESTMENT IN SOUTHERN OIL & GAS COMPANY, INC.                                200,000           300,000
                                                                         ------------      ------------

DEFERRED INCOME TAXES                                                              --           179,073
                                                                         ------------      ------------

OTHER ASSETS                                                                   12,685            45,712
                                                                         ------------      ------------
     TOTAL ASSETS                                                        $  3,608,954      $  3,145,066
                                                                         ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                 $     54,968      $     91,291
  Taxes payable                                                                45,848            54,419
  Accrued expenses                                                             73,364            26,895
                                                                         ------------      ------------
     Total current liabilities                                                174,180           172,605
                                                                         ------------      ------------

COMMITMENTS AND CONTINGENCIES                                                      --                --
                                                                         ------------      ------------

STOCKHOLDERS' EQUITY
  Common stock - $.01 par value; authorized 100,000,000 shares
    16,423,350 shares outstanding at August 31, 2000 and
    14,599,027 shares outstanding at November 30, 1999                        164,234           145,590
  Additional paid-in capital                                                6,491,442         4,582,976
  Accumulated deficit                                                      (3,220,902)       (1,756,105)
                                                                         ------------      ------------
     Total stockholders' equity                                             3,434,774         2,972,461
                                                                         ------------      ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $  3,608,954      $  3,145,066
                                                                         ============      ============



The accompanying notes are an integral part of these financial statements.

                               TBX RESOURCES, INC.
                            STATEMENTS OF OPERATIONS
                                   (Unaudited)



                                                                       For Three Months Ended            For Nine Months Ended
                                                                   ------------------------------    ------------------------------
                                                                   Aug. 31, 2000    Aug. 31, 1999    Aug. 31, 2000    Aug. 31, 1999
                                                                   -------------    -------------    -------------    -------------

REVENUES:
  Oil and gas sales                                                 $      9,061     $      9,852     $     30,876     $     37,034
  Joint venture income                                                    50,832           82,202          180,473           82,202
  Other                                                                    9,784            1,389           17,502           22,677
                                                                    ------------     ------------     ------------     ------------
     Total revenues                                                       69,677           93,443          228,851          141,913
                                                                    ------------     ------------     ------------     ------------

EXPENSES:
  Lease operating and taxes                                               47,527           43,265          105,170          152,397
  Joint venture costs and expenses                                        50,832           14,889          180,473           14,889
  Selling, general and administrative                                    215,940           83,447          930,401          512,784
  Geological and engineering                                                  --               --          101,857               --
  Loss on sale of oil and gas leases and settlement of Litigation             --          187,739               --          187,739
  Loss on option to purchase shares of Southern Oil & Gas Company             --               --          100,000
  Depreciation, depletion and amortization                                15,000          (31,721)          40,000           15,311
                                                                    ------------     ------------     ------------     ------------
     Total expenses                                                      329,299          297,619        1,457,901          883,120
                                                                    ------------     ------------     ------------     ------------

NET LOSS BEFORE PROVISION FOR
  INCOME TAXES                                                          (259,622)        (204,176)      (1,229,050)        (741,207)

Provision for income taxes                                                    --               --         (235,742)              --
                                                                    ------------     ------------     ------------     ------------

NET LOSS                                                            $   (259,622)    $   (204,176)    $ (1,464,792)    $   (741,207)
                                                                    ============     ============     ============     ============

NET LOSS PER COMMON SHARE, BASIC AND DILUTED                        $      (0.02)    $      (0.01)    $      (0.10)    $      (0.05)
                                                                    ============     ============     ============     ============
Weighted average common shares used in per share calculations:
  Basic and Diluted                                                   15,416,529       14,163,743       15,416,529       14,163,743
                                                                    ============     ============     ============     ============



The accompanying notes are an integral part of these financial statements.

                              TBX RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS
                                  (Unaudited)



                                                                                For Nine Months Ended
                                                                          -------------------------------
                                                                          Aug. 31, 2000     Aug. 31, 1999
                                                                          -------------     -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (loss)                                                        $ (1,464,792)     $   (741,207)
  Adjustments to reconcile net income (loss) to net cash
  flow from operating activities:
     Depreciation, depletion and amortization                                    40,000            15,311
     Loss on sale of oil and gas leases and settlement of Litigation                 --           187,739
     Loss on option to purchase shares of Southern Oil & Gas Company            100,000                --
     Common stock options issued for consulting services                        150,000                --
     Common stock issued to employees                                            10,500                --
     Reversal of long-term deferred income tax benefit                          179,073                --
      Changes in operating assets and liabilities:
       Decrease (increase) in:
          Trade receivables                                                       1,967           (28,825)
          Affiliate receivables                                                  79,447            14,389
          Other receivables                                                      98,049           (39,360)
          Prepaid expenses                                                      (75,264)               --
          Deferred income tax benefit                                            56,669                --
       Increase (decrease) in:
          Accounts payable                                                      (36,323)          (17,065)
          Taxes payable                                                          (8,571)          (19,447)
          Accrued expenses                                                       46,469             2,883
                                                                           ------------      ------------
Net cash provided by (used) for operating activities                           (822,776)         (625,582)
                                                                           ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash used in the acquisition of options and stock
     of Southern Oil & Gas Company, Inc.                                             --          (300,000)
  Cash provided by the disposal of property and equipment                        18,780            15,206
  Cash used in the acquisition of property and equipment                       (217,406)               --
                                                                           ------------      ------------
                                                                               (198,626)         (284,794)
                                                                           ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash provided (used) by change in other assets                                 33,027           (27,557)
  Cash provided by the issuance of common stock and subscriptions             1,474,649           794,758
                                                                           ------------      ------------
                                                                              1,507,676           767,201
                                                                           ------------      ------------
Net Increase (Decrease) In Cash                                                 486,274          (143,175)
Cash at beginning of period                                                       3,174           145,920
                                                                           ------------      ------------
Cash at end of period                                                      $    489,448      $      2,745
                                                                           ------------      ------------

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES (UNAUDITED)

Fair value of oil and gas working and partnership interests acquired       $   (291,961)     $         --
Issuance of common stock for assets                                             291,961                --
                                                                           ------------      ------------
                                                                           $         --      $         --
                                                                           ============      ============



The accompanying notes are an integral part of these financial statements.

                              TBX RESOURCES, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR NINE MONTHS ENDED AUGUST 31, 2000
                                   (Unaudited)



                                                                   COMMON STOCK               ADDITIONAL         ACCUM-
                                                           -----------------------------       PAID-IN           ULATED
                                                              SHARES         PAR VALUE         CAPITAL           DEFICIT
                                                           ------------     ------------     ------------     ------------
BALANCE NOVEMBER 30, 1999                                    14,559,027     $    145,590     $  4,582,976     $ (1,756,105)
Sale of common stock                                          1,240,281           12,403        1,462,246               --
Additions to paid-in capital for consulting services                 --               --          150,000               --
Additions to paid-in capital for purchase of working
  and partnership interests                                     519,042            5,191          286,770               --
Additions to paid-in capital for employee services              105,000            1,050            9,450               --
Net loss for period                                                  --               --               --       (1,464,797)
                                                           ------------     ------------     ------------     ------------
BALANCE AUGUST 31, 2000                                      16,423,350     $    164,234     $  6,491,442     $ (3,220,902)
                                                           ============     ============     ============     ============



The accompanying notes are an integral part of these financial statements.

                               TBX RESOURCES, INC.
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 AUGUST 31, 2000

1.       BUSINESS ACTIVITIES:

TBX Resources, Inc., a Texas Corporation, was organized on March 24, 1995. The Company's principal business activity is acquiring and developing oil and gas properties. The Company has 64 oil and gas wells and 8 injection wells that are located in East Texas and Oklahoma. The Company's philosophy is to acquire properties with the purpose of reworking existing wells and/or drilling development wells to make a profit. The Company also sponsors joint venture development partnerships for the purpose of developing oil and gas properties for profit.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation - The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the period indicated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. The Company's quarterly financial data should be read in conjunction with the financial statements of the Company for the year ended November 30, 1999 (including the notes thereto) set forth in Form 10-SB.

3.       SIGNIFICANT TRANSACTIONS:

a. On January 6, 1999 the Company entered into an option agreement, as amended, to purchase all of Southern Oil & Gas Company's (Southern) stock for $1,000,000. Under the terms of the agreement TBX paid $100,000 for the option to purchase the shares that ran up to and including March 31, 2000. The Company currently holds a 20% interest in Southern. The Company made a final decision to not increase its interest in Southern and wrote-off the option amount.

b. The Company has placed restrictions on stockholders wishing to sell their common stock as follows:

     (i) To hold or to sell after an Initial Public Offering only up 20% of the shares owned during the year 2000 and,

     (ii) To continue to hold or to sell up to additional 20% of the original amount of shares owned during the first quarter of the year 2001.

         This agreement expires on March 31, 2001.

c. During the nine months ended August 31, 2000, the Company purchased approximately 75% of the partnership interests in the Bethany Field Joint Venture that the Company sponsored in 1999. The Company's common stock was used to purchase the interests that were valued at $1.00 per share for each dollar invested in the partnership. The transaction totaled $291,961 that the Company recorded as and addition to property and equipment.

                               TBX RESOURCES, INC.
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 AUGUST 31, 2000

3.       SIGNIFICANT TRANSACTIONS (CONTINUED):

Current year costs in excess of Bethany Field revenue are recorded as an increase in the Company's basis in the partnership. The Company's interest in the partnership increased in the current quarter by $114,229 and was recorded as an addition to property and equipment.

d. The Company executed an Employment Agreement effective December 1, 1999 with Mr. Timothy Burroughs, President, for three years. Under the terms of the agreement, Mr. Burroughs received among other items, an annual compensation of $150,000 and bonuses of up to 10% of the funds raised when the Company completes a major acquisition, funding or financing. During the nine months ended August 31, 2000, the Company paid Mr. Burroughs approximately $126,000 in bonuses. In addition, under the terms of the employment agreement, Mr. Burroughs received stock options good for five years from the date of issuance to purchase up to 500,000 shares of the Company's common stock a year for five years at a price which shall not be greater than 50% of the average bid price for the shares during the previous year. The options are cumulative which allow Mr. Burroughs to exercise his options through November 30, 2004 for a total of 2,500,000 shares. The fair value of the options will be recorded as compensation expense when a reasonable estimate of such costs are available or the amount Mr. Burroughs has to pay is known. Based on the formula for calculating the purchase price, material charges to compensation expense may be recorded in future years.

e. During the nine months ended August 31, 2000, the Company used the services of a consultant who received 100,000 in common stock options at $1.50 per share. The Company recorded the transactions as a $150,000 charge to expense with an offsetting credit to additional capital.

f. Mr. Burroughs, our president, owns a consulting company named Marketing Research Group, Inc. The Company paid Marketing Research Group consulting fees of approximately $135,000 for services rendered.

g. The Company paid retainers to attorneys that totaled $100,000 which is to be applied to legal fees to defend the Company and Mr. Burroughs in an investigation by the State of Texas Securities Board and the US Justice Department. The Company paid approximately $50,000 in legal fees through the current quarter. See the Legal Proceeding section for a more detailed discussion of this matter.

h. On May 26, 2000 a former employee was sentenced to three years probation for forging Company checks. As part of the sentencing the employee is required to make restitution to the Company in the amount of $152,915. The minimum monthly payment due the Company is $134. The Company established an allowance for possible non-collection of the receivable for all but one year's required minimum payments of approximately $1,608.

i. On July 12, 2000 the Company entered into a joint venture agreement with Getty Natural Gas Corporation (Getty). Under the terms of the agreement TBX can acquire 50% of Getty's right to acquire, drill, and participate in 83,000 acres of development in the Anadarko Basin in Oklahoma. As part of the agreement with Getty, TBX will issue 55,000 restricted shares with another 55,000 restricted shares to be placed in escrow until the reserve value of TBX's interest

                               TBX RESOURCES, INC.
                     NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 AUGUST 31, 2000

3.       SIGNIFICANT TRANSACTIONS (CONTINUED):

in the joint venture reaches $500,000. Upon issuance, the assigned $110,000 value for the shares will be added to the Company's joint venture oil and gas properties.

j. Mr. Burroughs' option to purchase 500,000 shares of common stock in the current fiscal year and a consultant's option to purchase 100,000 shares of common stock were not included in the computation of diluted earnings per share because the effect would be antidilutive.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    January 8, 2001


(Registrant)                        TBX Resources, Inc.

By (Signature and Title):           /s/ Tim Burroughs
                                    --------------------------------
                                    Tim Burroughs, President

Date Filed: January 9, 2001                                 SEC File No. 0-30746






                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                       ----------------------------------


                                    EXHIBITS

                                       TO

                             REGISTRATION STATEMENT

                                  ON FORM 10-SB

                                      UNDER

                     THE SECURITIES AND EXCHANGE ACT OF 1934


                       ----------------------------------


                               TBX RESOURCES, INC.






      (Consecutively numbered pages __________ through ___________ of this
                            Registration Statement)

                                INDEX TO EXHIBITS


     EXHIBIT            SEC REFERENCE
     NUMBER                NUMBER              TITLE OF DOCUMENT                 LOCATION

          1                   2                CHARTER AND BYLAWS                Original Filing

          2                   6                INDEMNITY AGREEMENT               Original Filing

          3                   6                CRUDE OIL PURCHASE                Original Filing
                                               AGREEMENT

          4                   6                III METRO SQUARE OFFICE           Original Filing
                                               LEASE AGREEMENT

          5                   6                EQUIPMENT AND FURNITURE           Original Filing
                                               LEASE

          6                   6                EMPLOYMENT AGREEMENT              May 2, 2000 Filing
                                               WITH TIM BURROUGHS

          7                   6                AGREEMENTS WITH SOUTHERN          May 2, 2000 Filing
                                               OIL & GAS COMPANY

          8                   6                AMENDED JOINT VENTURE OF          May 2, 2000 Filing
                                               BETHANY JOINT VENTURE

          9                  10                CONSENT OF JAMES A.               This Filing
                                               MOYERS, CPA                       Page ________

         10                  10                CONSENT OF HAROLD NEFF &          December 14,
                                               ASSOCIATES                        2000 Filing